Exhibit 99.4

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand Barrick Gold Corporation (“Barrick”, “we”, “our” or the “Company”), our operations, financial performance and the present and future business environment. This MD&A, which has been prepared as of February 17, 2016, should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2015. Unless otherwise indicated, all amounts are presented in U.S. dollars.

For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

Continuous disclosure materials, including our most recent Form 40-F/Annual Information Form, annual MD&A, audited consolidated financial statements, and Notice of Annual Meeting of Shareholders and Proxy Circular will be available on our website at www.barrick.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For an explanation of terminology unique to the mining industry, readers should refer to the glossary on page 79.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “objective”, “intend”, “project”, “continue”, “budget”, “estimate”, “potential”, “may”, “will”, “can”, “could” and similar expressions identify forward-looking statements. In particular, this MD&A contains forward-looking statements including, without limitation, with respect to cash flow forecasts, projected capital, operating and exploration expenditures, targeted debt reductions and cash flow improvements, mine life and production rates, potential mineralization and metal or mineral recoveries, and expectations regarding future price assumptions, financial performance and other outlook or guidance. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation and exploration successes; diminishing quantities or grades of reserves; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including disruptions in the maintenance or provision of required infrastructure and information technology systems; failure to comply with environmental and health and safety laws and regulations; timing of receipt of, or failure to comply with, necessary permits and approvals; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit ratings; the impact of inflation; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company does or may carry on business in the future; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity

BARRICK YEAR-END 2015	19	MANAGEMENT’S DISCUSSION AND ANALYSIS

with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; the possibility that future exploration results will not be consistent with the Company’s expectations; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; litigation; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks associated with working with partners in jointly controlled assets; employee relations; increased costs and risks related to the potential impact of climate change; availability and increased costs associated with mining inputs and labor; and the organization of our previously held African gold operations and properties under a separate listed company. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us.

Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK YEAR-END 2015	20	MANAGEMENT’S DISCUSSION AND ANALYSIS

BARRICK YEAR-END 2015	21	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW

Review of 2015 Results

($ millions, except where indicated)	For the three months ended December 31		For the years ended December 31
	2015	2014	2015	2014
Financial Data
Revenue	$ 2,238	$ 2,510	$ 9,029	$ 10,239
Net earnings (loss)[1]	(2,622)	(2,851)	(2,838)	(2,907)
Per share (“EPS”)[2]	(2.25)	(2.45)	(2.44)	(2.50)
Adjusted net earnings[3]	91	174	344	793
Per share (“adjusted EPS”)[2,3]	0.08	0.15	0.30	0.68
Adjusted EBITDA	722	755	3,187	3,811
Total project capital expenditures[4]	(55)	121	13	234
Total capital expenditures - expansion[4]	6	90	137	391
Total capital expenditures - sustaining[4]	303	438	1,359	1,639
Operating cash flow[5]	698	371	2,794	2,296
Free cash flow[3]	$ 387	$ (176)	$ 1,081	$ (136)

Operating Data
Gold
Gold produced (000s ounces)[6]	1,619	1,527	6,117	6,249
Gold sold (000s ounces)[6]	1,636	1,572	6,083	6,284
Realized price ($ per ounce)[3]	$ 1,105	$ 1,204	$ 1,157	$ 1,265
Cash costs ($ per ounce)[3]	547	628	596	598
Cash costs on a co-product basis ($ per ounce)[3]	566	648	619	618
All-in sustaining costs ($ per ounce)[3]	733	925	831	864
All-in sustaining costs on a co-product basis ($ per ounce)[3]	752	945	854	884
All-in costs ($ per ounce)[3]	719	1,094	876	986
All-in costs on a co-product basis ($ per ounce)[3]	$ 738	$ 1,114	$ 899	$ 1,006
Copper
Copper produced (millions of pounds)	138	134	511	436
Copper sold (millions of pounds)	132	139	510	435
Realized price ($ per pound)[3]	$ 2.16	$ 2.91	$ 2.37	$ 3.03
C1 cash costs ($ per pound)[3]	$ 1.66	$ 1.78	$ 1.73	$ 1.92
All-in sustaining costs ($ per pound)[3]	$ 2.15	$ 2.40	$ 2.33	$ 2.79

[1]	Net earnings/loss represents net earnings/loss attributable to the equity holders of the Company.
[2]	Calculated using weighted average number of shares outstanding under the basic method.
[3]	These are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and detailed reconciliations, please see pages 70 – 78 of this MD&A.
[4]	These amounts are presented on a 100%, accrued basis. Project and expansion capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.
[5]	Operating cash flow includes a $610 million deposit received in third quarter 2015 related to the Pueblo Viejo gold and silver streaming transaction.
[6]	Gold and copper production and sales include our pro rata share of Acacia, Pueblo Viejo and Zaldívar.

BARRICK YEAR-END 2015	22	MANAGEMENT’S DISCUSSION AND ANALYSIS

FULL YEAR FINANCIAL AND OPERATING HIGHLIGHTS

Strengthening the Balance Sheet

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We set a debt reduction target of $3 billion in 2015. We said we would achieve this through the disciplined sale of non-core assets, the formation of new joint ventures and partnerships, and by maximizing free cash flow from our operations. In 2015, we completed or announced asset sales, joint ventures, a streaming agreement and partnerships valued at $3.2 billion. In 2015, despite lower gold prices, we recorded positive free cash flow for the first time in four years, generating $471 million in free cash flow for the year (excluding the $610 million in proceeds from the Pueblo Viejo streaming transaction), reflecting the impact of our efforts to maximize free cash flow across the Company.

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In 2015, we reduced our total debt by $3.1 billion, or 24 percent, from $13.1 billion to $10 billion, over the same period, exceeding our original target of $3 billion. We currently have less than $250 million in debt due before 2018 and approximately $5 billion of our $10 billion in outstanding debt matures after 2032. In addition, we expect that the $3.1 billion in debt reduction will reduce pre-tax interest payments by approximately $135 million on an annualized basis.

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Our liquidity position is strong and continues to improve, with robust cash flow generation, modest near-term debt repayment obligations, a $4 billion undrawn credit facility that is now subject to a financial covenant that better reflects Barrick’s ongoing deleveraging efforts and a consolidated cash balance of approximately $2.5 billion. Subsequent to year-end, the Company received an additional $610 million in cash from the sale of Bald Mountain and 50% of Round Mountain.

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We intend to reduce our total debt by at least $2 billion in 2016 through the following levers: drawing on our cash balance; delivering free cash flow from operations; and selling additional non-core assets and creating new joint ventures and partnerships.

Cost Reductions

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This year, we have taken significant actions to improve our business plans, resulting in increasing positive free cash flow in three consecutive quarters despite lower gold prices, reflecting the impact of greater cost and capital discipline across the Company. We remain focused on improving productivity and driving down costs to maximize free cash flow from our assets in any gold price environment.

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In 2015, we exceeded our overhead cost reduction target of $50 million for the year, and expect to reach $100 million in annualized overhead savings in 2016. We realized approximately $65 million in reductions in gross functional general and administrative and overhead costs compared to the prior year, allowing us to meet our corporate administration expense target of $145 million in 2015, after adjusting for severance and other one-time costs.

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Our continued focus on disciplined capital allocation, lower capital spending, combined with reductions in corporate overhead and other operating cost savings, helped us to achieve a $33 per ounce reduction in our all-in sustaining costs for the year, from $864 per ounce in 2014 to $831 per ounce in 2015, allowing us to meet the lower end of our revised 2015 guidance range of $830 to $870 per ounce.

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In 2016, we have implemented a Best-in-Class program designed to maximize value creation from our operations by driving improvements in efficiency and productivity, as well as sustainable reductions in costs, across our portfolio. The initiative will bring together in a single system all of our existing and future improvement initiatives – those already identified in our Value Realization studies, as well as those associated with our $2 billion cash flow improvement target.

BARRICK YEAR-END 2015	23	MANAGEMENT’S DISCUSSION AND ANALYSIS

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Our temporary suspension plan for Pascua-Lama received approval by the mining authorities in Chile and Argentina in late 2015. Our focus in 2016 will remain on further reducing holding costs at the project in line with the temporary suspension plan, while advancing an optimized project plan, and as a result we expect 2016 expenditures at Pascua-Lama to be in the range of $80 million to $100 million. Implementation of the temporary suspension plan could require adjustments resulting from regulatory and legal actions and weather conditions, which could increase costs associated with the plan.

Operating Cash Flow, Free Cash Flow, Adjusted Net Earnings, Net Loss and Adjusted EBITDA

Factors Affecting Adjusted Net Earnings

The net loss for 2015 was 1% lower than the prior year primarily due to a decrease in direct operating costs, a reduction in overhead costs and a decrease in income tax expense combined with the impact of recognizing $3.1 billion (net of tax and non-controlling interests) in impairment charges in 2015 compared to $3.4 billion (net of tax and non-controlling interests) in 2014. The decrease in direct operating costs reflects the continuous improvements made to our cost structure in 2015, which more than offset the impact of processing lower grade ore, lower realized gold and copper prices and lower gold sales volume compared to the prior year. In terms of overhead costs, we exceeded our cost reduction target of $50 million for the year, with $67 million in overhead cost savings in 2015. This was partially offset by an 9% and 22% decrease in gold and copper realized prices, respectively, combined with the realization of losses on fuel hedge contracts and lower gold sales volume. Adjusted net earnings of $344 million, excluding impairment charges and other adjusting items, in 2015 was 57% lower than the prior year, primarily due to the same factors negatively affecting the net loss. This was partially offset by cost reductions realized in general and administrative expense and cost of sales, an increase in copper sales volume and a decrease in cost of sales applicable to copper. For a full discussion of adjusting items impacting adjusted net earnings, see page 27 of this MD&A. For a breakdown of goodwill and asset impairment charges recognized in 2015, see page 45 of this MD&A.

BARRICK YEAR-END 2015	24	MANAGEMENT’S DISCUSSION AND ANALYSIS

Factors Affecting Free Cash Flow

Operating cash flow for 2015 of $2,794 million was 22% higher compared to the prior year reflecting the impact of improvements in our working capital mainly as a result of our efforts to optimize supply chain management combined with the impact of the divestment of our Cowal mine and our 50% interest in the Porgera mine, which had a favorable impact on working capital in 2015. Other factors positively impacting operating cash flow in 2015 was a decrease in income taxes paid as well as the $610 million deposit received in third quarter 2015 relating to the gold and silver streaming transaction on our Pueblo Viejo mine as described on page 29 of this MD&A. This was partially offset by the previously mentioned movements in adjusted net earnings.

Free cash flow for 2015 was $1,081 million, or $471 million after excluding the deposit on the gold and silver streaming agreement, reflecting an increase of 895% and 446%, respectively. This year, we have taken significant actions to improve our business plans, resulting in increasing positive free cash flow in three consecutive quarters despite lower gold prices, reflecting the impact of greater cost and capital discipline across the Company. The increase in free cash flow compared to the prior year reflects the higher operating cash flows resulting from improvements in working capital and a decrease in income taxes paid, combined with a decrease in direct operating costs resulting from the continuous improvements made to our cost structure in 2015. Further contributing to the increase in free cash flow was a reduction in capital expenditures in 2015 primarily as a result of lower minesite sustaining capital expenditures, a 95% reduction in project capital expenditures due to lower Pascua-Lama project spend, as we continue our efforts to reduce holding costs, combined with a decrease in minesite expansion capital expenditures.

BARRICK YEAR-END 2015	25	MANAGEMENT’S DISCUSSION AND ANALYSIS

Gold Production, Cash Costs and All-in Sustaining Costs

Gold production for 2015 was 2% lower than the prior year primarily due to lower grades at Pueblo Viejo and Veladero combined with the impact of the divestitures that occurred in the second half of 2015. The divested sites contributed an additional 135 thousand production ounces in 2014 compared to 2015. This was partially offset by an increase in production at Goldstrike, Cortez, and Turquoise Ridge.

The initiatives we have taken in 2015 to decrease costs resulted in a reduction in operating costs of approximately $380 million. Cash costs of $596 per ounce remained in line with the prior year, primarily due to a $96 million decrease in capitalized stripping costs, a $118 million increase in inventory impairment charges, and $123 million in unfavorable metals inventory movements compared to the prior year combined with the impact of lower sales volumes on unit production costs. This was partially offset by the savings reflected in the lower direct mining costs.

All-in sustaining costs for 2015 of $831 per ounce decreased 4% compared to the prior year primarily due to a 17% reduction in minesite sustaining capital expenditures, largely due to a decrease in capitalized stripping costs, partially offset by the impact of lower sales volume on unit production costs. All-in costs for 2015 were 11% lower than the prior year primarily due to a reduction in expansion and project capital expenditures. The lower expansion capital expenditures are primarily a result of a reduction in costs related to the construction of the thiosulfate circuit at Goldstrike, which entered commercial production in third quarter 2015.

Copper Production and C1 Costs

Copper production for 2015 increased 17% compared to the prior year primarily due to higher production at Lumwana, partially offset by a decrease in production at Zaldívar. Production at Lumwana was higher primarily as a result of the partial conveyor collapse that shut down the mill and concentrate production for much of second quarter 2014. The decreased production at Zaldívar reflects the divestment of 50% of our ownership in the mine that was completed on December 1, 2015. C1 cash costs in 2015 were 10% lower than the prior year due to the impact of higher sales volume on unit production costs combined with a decrease in cost of sales.

BARRICK YEAR-END 2015	26	MANAGEMENT’S DISCUSSION AND ANALYSIS

Capital Expenditures

Capital expenditures for 2015 were 33% lower than the prior year. In addition to the reduction in minesite sustaining capital expenditures, the decrease was also a result of a 94% reduction in project capital expenditures resulting from a reduction in Pascua-Lama project spend combined with a 65% decrease in minesite expansion capital expenditures due to the completion of the thiosulfate circuit at Goldstrike. For further details, refer to page 43 of this MD&A. For the year ended December 31, 2015, we incurred $1,509 million in capital expenditures.

Significant Adjusting Items Significant adjusting items (net of tax and non-controlling interest effects) in 2015 include:
●	$3.1 billion in impairment charges comprised of $2.2 billion in goodwill impairments primarily relating to our Goldstrike, Zaldívar and Pueblo Viejo mines and $947 million in asset impairments primarily related to our Pascua-Lama project and Pueblo Viejo mine;
●	$177 million in unrealized foreign currency translation losses primarily related to our VAT recoverable in Argentina; and
●	$118 million in costs arising from changes in the obsolescence provision relating to mine supplies inventory and inventory impairments at Buzwagi; partially offset by
●	$263 million of gains on the sale of assets primarily related to the sale of our Cowal and Ruby Hill mines, 50% interest in our Porgera and Zaldívar mines and Spring Valley project; and
●	$50 million in gains on the extinguishment of debt.

Safety

Nothing is more important to Barrick than the safety, health and well-being of workers and their families. In 2015, we continued a ten-year trend of improving our total reportable injury frequency rate[1] (“TRIFR”) and since 2005, there has been an 84 percent improvement in the TRIFR (from 2.79 to 0.46). The foundation underpinning this improvement continues to be our Courageous Leadership program, which was updated in 2015 with a new program called “Courage to Care”. Courage to Care is designed to help Barrick make the next step in safety performance through a team approach. In addition we continue to focus on compliance on elements of the Barrick “Safety and Health Management System” with a significant improvement over the past two years in execution of the Occupational Health and Contractors Control elements of the system. Although we are pleased with these trends, this performance was overshadowed by the tragic occurrence of 3 fatal incidents in 2015. All 3 fatalities were associated with heavy mobile mining equipment operations. Barrick continues to investigate safety improvements and completed a trial of collision avoidance technology at the Bald Mountain mine in October 2015. The results of this trial were positive and we expect to pilot this technology on a larger scale at one of our large North America sites in 2016.

[1]

Total reportable incident frequency rate (TRIFR) is a ratio calculated as follows: number of reportable injuries x 200,000 hours divided by the total number of hours worked. Reportable injuries include fatalities, lost time injuries, restricted duty injuries, and medically treated injuries.

BARRICK YEAR-END 2015	27	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reserves and Resources

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To calculate our 2015 reserves, we have applied a short-term gold price assumption of $1,000 per ounce for the next five years, and a long-term gold price of $1,200 per ounce from 2021 onwards. This approach ensures a focus on maximizing free cash flow in the near term, without sterilizing future reserves that will be mined at gold prices in line with our long-term price assumption. The price assumptions we have used to calculate reserves are consistent with those we are using fro mine planning, impairment testing and for the assessment of project economics.

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As of December 31, 2015, Barrick’s proven and probable gold reserves were 91.9 million ounces[2], compared to 93.0 million ounces at the end of 2014. Approximately 3.1 million ounces were divested last year, and 6.8 million ounces were depleted through production and processing. We added approximately 5.1 million ounces to reserves through drilling and cost improvements, while 3.7 million ounces were added as a result of the use of a long-term gold price assumption of $1,200 per ounce, compared to a single reserve price of $1,100 applied in 2014.

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Significant additions to our 2015 proven and probable gold reserves include 3.5 million ounces at Veladero, 2.5 million ounces at Cortez and 1.6 million ounces at Lagunas Norte. We also added reserves at Kalgoorlie, Porgera, Hemlo and Pueblo Viejo.

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In 2015, measured, indicated and inferred resources were calculated using a gold price assumption of $1,300 per ounce. This compares to $1,400 per ounce in 2014. Measured and indicated gold resources were 79.1 million ounces[2] at the end of 2015, compared to 94.3 million ounces at the end of 2014. Approximately 9 million ounces of measured and indicated gold resources were divested in 2015 and 8.8 million ounces have been upgraded to proven and probable gold reserves. We added 8.5 million ounces to measured and indicated resources as a result of drilling and cost reductions, while 5.9 million ounces were removed as a result of a change in the gold price assumption.

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Inferred gold resources were 27.4 million ounces[2] at the end of 2015, compared to 29.3 million ounces at the end of 2014. Approximately 2.8 million ounces were divested in 2015 and 10.4 million ounces were added as a result of drilling and cost reductions, including an initial 5.5 million ounce inferred resource at our Alturas discovery in Chile.

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Proven and probable copper reserves were calculated using a short-term copper price assumption of $2.75 per pound and a long-term price assumption of $3.00 per pound. Copper reserves decreased to 11.7 billion pounds[2] at the end of 2015, from 14.9 billion pounds at the end of 2014, primarily driven by the sale of 50 percent of Zaldívar. Measured and indicated copper resources increased to 9.6 billion pounds[2] compared to 5.9 billion pounds at the end of 2014, primarily driven by a reduction in Zambian royalty rates from 20 percent to 9 percent.

Exploration and Projects

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We continue to add new reserves at existing operations such as Cortez, Lagunas Norte, and Hemlo, and we continue to convert resources to reserves at our operating mines. Looking farther ahead, there is still significant potential to discover new deposits in the Cortez district. We are currently exploring a target known as Fourmile, located one kilometer north of the Goldrush discovery, and six kilometers away from the existing Cortez Hills operation. This area is geologically similar to the high grade Deep Post and Deep Star deposits in the Goldstrike area. Early drilling has intersected mineralization well above the average grade of the measured and indicated resources at Goldrush.

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At Alturas in Chile, we have reported an initial inferred resource of 5.5 million ounces[2] of gold. In 2016, our focus will be on continued infill drilling and step out drilling to expand the resource. In addition, we expect to complete a scoping study in 2016. This deposit is geologically similar to the nearby Veladero mine. However, drilling results to date have yielded oxide mineralization at higher grades than Veladero, and preliminary leach tests appear favorable. We will provide a further update on the Alturas project at our upcoming Investor Day on February 22.

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Our portfolio contains a number of the world’s largest undeveloped gold deposits, including Goldrush, Donlin Gold, Cerro Casale and Pascua-Lama. These projects offer leverage to higher gold prices, with nearly 33 million ounces[2]

[2]

Estimated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For a breakdown and additional details on tonnes, grade and ounces, see pages 80-85. For United States reporting purposes, Industry Guide 7 under the Securities and Exchange Act of 1934 (as interpreted by Staff of the SEC), applies different standards in order to classify mineralization as a reserve. Accordingly, for U.S. reporting purposes, approximately 1.70 million ounces of proven and probable gold reserves at Cortez and approximately 2.11 million ounces of proven and probable gold reserves at Lagunas Norte are classified as mineralized material.

BARRICK YEAR-END 2015	28	MANAGEMENT’S DISCUSSION AND ANALYSIS

of gold in proven and probable reserves (Barrick’s share) and 37 million ounces[2] in measured and indicated resources (Barrick’s share). In the short-term we will work to optimize the economics of these projects, while spending the minimum required to maintain them as development options within our portfolio.

●	We will provide a detailed update on projects at our upcoming Investor Day on February 22.

Key Business Developments

Divestitures

As part of our debt reduction strategy discussed on page 23 of this MD&A, we completed several divestitures in the past year, the details of which are described below:

On January 11, 2016, we completed the sale of our Bald Mountain mine and our 50% interest in the Round Mountain mine to Kinross Gold Corporation for cash consideration of $610 million. As at December 31, 2015, all of the assets and liabilities of Bald Mountain and Round Mountain were classified as held-for-sale. As the agreed selling price is lower than the previously recognized carrying values, we recorded an impairment loss of $81 million in fourth quarter 2015.

On December 17, 2015, we completed the sale of our Ruby Hill mine and our 70% interest in the Spring Valley project to Waterton Precious Metals Fund II Cayman, LP for cash consideration of $110 million. As a result of the transaction, we recorded a gain on sale of $110 million in fourth quarter 2015.

On December 1, 2015, we completed the sale of 50% of our Zaldívar copper mine in Chile to Antofagasta Plc for total consideration of $1.005 billion. We received $950 million upon closing of the transaction, net of $10 million for working capital items, $20 million being held in escrow pending finalization of the working capital adjustment and remaining $25 million will be received over the next five years. As the agreed selling price is lower than the previously recorded book value of the Zaldívar cash generating unit, we recorded a goodwill impairment charge of $427 million for the full year 2015. The transaction resulted in a loss of $16 million for the year ended December 31, 2015 based on movements in working capital from the date of announcement until the date of completing the transaction. The transaction remains subject to a net working capital adjustment period to complete the review of the working capital. The net working capital of Zaldívar (on a 100% basis) was $522 million as at December 1, 2015. We have determined that Zaldívar will be accounted for as a joint venture and upon closing we began accounting for our investment under the equity method. The purchase price allocation underlying our equity method investment and the ultimate gain/loss on disposition of our 50% of Zaldívar will be finalized when the working capital adjustment is finalized.

On August 31, 2015, we completed the sale of 50% of our interest in the Porgera mine in Papua New Guinea to Zijin Mining Group Company (“Zijin”) for cash consideration of $298 million. As a result of the transaction, we recorded a gain on sale of $24 million in third quarter 2015. We have determined that Porgera will be accounted for as a joint operation and have recognized our share of the assets, liabilities, revenues and expenses of the Porgera mine.

On July 23, 2015, we completed the sale of our Cowal mine in Australia for cash consideration of $550 million. As a result of the transaction, we recorded a gain on sale of $28 million in third quarter 2015.

Streaming Transaction

On September 29, 2015, we closed a gold and silver streaming transaction with Royal Gold, Inc. (“Royal Gold”) for production linked to Barrick’s 60 percent interest in the Pueblo Viejo mine. Royal Gold made an upfront cash payment of $610 million and will continue to make cash payments for gold and silver delivered under the agreement. The $610 million upfront payment is not repayable and Barrick is obligated to deliver gold and silver based on Pueblo Viejo’s production. We have accounted for the upfront payment as deferred revenue and will recognize it in earnings, along with the ongoing cash payments, as the gold and silver is delivered to Royal Gold. We will also be recording accretion expense on the deferred revenue balance as the time value of the upfront deposit represents a significant component of the transaction.

Under the terms of the agreement, Barrick will sell gold and silver to Royal Gold equivalent to:

●	7.5 percent of Barrick’s interest in the gold produced at Pueblo Viejo until 990,000 ounces of gold have been delivered, and 3.75 percent thereafter.

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75 percent of Barrick’s interest in the silver produced at Pueblo Viejo until 50 million ounces have been delivered, and 37.5 percent thereafter. Silver will be delivered based on a fixed recovery rate of 70 percent. Silver above this recovery rate is not subject to the stream.

BARRICK YEAR-END 2015	29	MANAGEMENT’S DISCUSSION AND ANALYSIS

Barrick will receive ongoing cash payments from Royal Gold equivalent to 30 percent of the prevailing spot prices for the first 550,000 ounces of gold and 23.1 million ounces of silver delivered. Thereafter payments will double to 60 percent of prevailing spot prices for each subsequent ounce of gold and silver delivered. Ongoing cash payments to Barrick are tied to prevailing spot prices rather than fixed in advance, maintaining exposure to higher gold and silver prices in the future.

Debt Management

Debt repayments made in 2015 totaled $3.1 billion, which exceeded our target as discussed on page 23 of this MD&A. In addition to normal course repayments, we undertook a number of early debt retirements as detailed below:

●	On September 9, 2015, the Company redeemed the outstanding $229 million aggregate principal amount of 2.90% notes due 2016 issued by Barrick.

●	On October 15, 2015, the Company redeemed the outstanding $264 million aggregate principal amount of 5.75% notes due 2016 issued by a wholly-owned subsidiary.

●	On October 28, 2015, the Company repurchased $834 million of principal relating to the 2.50% notes due 2018, 6.95% notes due 2019 and 3.85% notes due 2022 issued by Barrick.

●	On December 30, 2015, the Company repurchased approximately $1.25 billion of principal relating to the 2.50% notes due 2018, 3.85% notes due 2022 and 4.10% notes due 2023 issued by Barrick.

Royalty Changes in Zambia

In July 2015, the Zambian government passed amendments to the country’s mining tax regime that replaced the recently adopted 20% gross royalty on open pit mines with a 9% royalty, along with the reintroduction of a 30% corporate income tax, a 50% of taxable income limitation on the utilization of tax loss carryforwards, and a 15% variable profits tax. In third quarter 2015 we evaluated the potential for a reversal of previous impairments recorded in fourth quarter 2014. The current mine plan, lower short-term copper prices and a higher observable discount rate offset the lower royalty rate and therefore no impairment reversal was required.

Working with the Zambian Chamber of Mines, we continue to participate in consultations with the Government of Zambia on alternative royalty arrangements that better reflect the current copper price environment.

Zambia Power Reductions

In second quarter 2015, the Zambian power authority (“ZESCO”) announced a reduction to power generation necessitated by the low water levels in its reservoirs as a result of the poor rainfall experienced during the recent rainy season. We are continuing to work with ZESCO to manage a monthly power cap and are focused on power usage efficiencies and savings to minimize the impact on production.

Jabal Sayid Financing Facility

On April 2, 2015, Ma’aden Barrick Copper Company (our 50% Barrick-owned equity method investment) signed a financing agreement with the Saudi British Bank to finance the Jabal Sayid copper project for SAR 750 million ($200 million USD). The proceeds are being used to fund the expenditures remaining to bring the mine into commercial production. At the end of fourth quarter 2015, $60 million has been drawn on the financing facility.

Pascua-Lama Chilean Environmental Court Ruling

On March 23, 2015, Chile’s Environmental Court ruled that the Pascua-Lama project has not damaged glaciers in the project area. The plaintiffs did not file an appeal and the matter is now closed.

Pascua-Lama SMA Regulatory Sanctions and Constitutional Protection Action

On April 22, 2015, Chile’s environmental regulator (known as the SMA) reopened the administrative proceeding against Compañía Minera Nevada (“CMN”), Barrick’s Chilean subsidiary that holds the Chilean portion of the Pascua-Lama project (the “Project”) in accordance with the March 3, 2014 decision of the Environmental Court of Santiago, Chile. On May 14, 2015, CMN filed a petition to limit the scope of the new administrative proceeding to the original allegations considered by the environmental regulator at the time it issued the Resolution and to assert additional defenses. CMN presented supporting documents and witness testimony in January 2016 in response to an order from the SMA. The SMA also conducted a site visit in January 2016. A final resolution from the SMA in this matter is pending.

Also on April 22, 2015, CMN was notified that the SMA has initiated a new administrative proceeding for alleged deviations from certain requirements of the Project’s environmental approval, including with respect to the Project’s environmental impact and a series of monitoring requirements. In May 2015, CMN submitted a compliance program to address certain of the allegations and presented its defense to the remainder of the alleged deviations. The SMA rejected

BARRICK YEAR-END 2015	30	MANAGEMENT’S DISCUSSION AND ANALYSIS

CMN’s proposed compliance program on June 24, 2015, and denied CMN’s administrative appeal of that decision on July 31, 2015. CMN appealed the SMA’s decision to the Environmental Court, which held a hearing on November 26, 2015. Decisions are pending from the Environmental Court with respect to CMN’s appeal and from the SMA with respect to CMN’s defense to the remainder of the alleged deviations. The new administrative proceeding against CMN is separate from the original administrative proceeding described above, and could result in additional sanctions including new administrative fines and/or the revocation of the Project’s environmental permit.

CMN filed a temporary and partial closure plan for the Pascua-Lama project (the “Temporary Closure Plan”) with the Chilean mining authority (Sernageomin) on August 31, 2015. Sernageomin approved the Temporary Closure Plan on September 29, 2015, and issued a resolution requiring CMN to comply with certain closure-related maintenance and monitoring obligations for a period of two years. The Temporary Closure Plan does not address certain facilities, including the Project’s water management system, which remain subject to the requirements of the Project’s original environmental approval and other regulations.

On December 4, 2015, a constitutional protection action was filed in the Court of Appeals of Santiago, Chile by a group of local farmers and other individuals against CMN and Sernageomin in order to challenge the Temporary Closure Plan and the resolution that approved it. The plaintiffs assert that the Temporary Closure Plan cannot be approved until the water management system for the Project has been completed in accordance with the Project’s environmental permit. The action has been admitted for review by the court, which is expected to schedule a hearing in this matter prior to issuing a decision.

Refer to Note 35 to the Financial Statements for more information regarding these matters.

Hemlo Land Acquisition

In March 2015, Barrick acquired certain surface and mineral lands adjacent to the Hemlo property in Ontario from subsidiaries of Newmont Mining Corporation for $37.5 million. The acquisition will enable Hemlo to realize additional value through near-term, lower-cost ounces, optimize its current operation, and increase exploration potential, which will allow for potential mine life extensions.

Alturas Gold Discovery

In first quarter 2015, we made a new gold discovery located in the Andean region of Chile. The new discovery is the result of a methodical re-evaluation of the El Indio belt led by our exploration team. At the end of 2015, we have reported an initial inferred resource of 5.5 million ounces of gold. For further details, see page 28 of this MD&A.

Exploration Partnership with QPX

In first quarter 2015, we formed a strategic partnership with Quantum Pacific Exploration (“QPX”) to explore for copper deposits on our land in northern Chile. Any gold deposits located on Barrick land will remain 100 percent Barrick-owned. If a copper deposit project is identified on either Barrick or QPX land, it will be 50 percent owned by each company. This agreement seeks to maximize the value of our highly prospective land holdings where there is currently little to no exploration taking place.

Management Structure Refinements

In August 2015, Kelvin Dushnisky, most recently Co-President, was appointed President. Richard Williams, previously Chief of Staff, was appointed Chief Operating Officer and will report to Mr. Dushnisky. Basie Maree, most recently Senior Vice President, Technical Services was appointed Chief Technical Officer and Peter Sinclair, most recently Senior Vice President, Corporate Affairs was appointed Chief Sustainability Officer, both reporting to Mr. Williams. Jim Gowans, who made significant contributions to the company as Co-President, supported the transition as a Senior Advisor to the Chairman until his retirement from Barrick on December 31, 2015.

Board Resignations & Appointments

In 2015, the Board of Directors accepted the resignation of Ned Goodman, Founder of Dundee Corporation, as well as C. David Naylor, Professor of Medicine & President Emeritus, University of Toronto. The Board of Directors subsequently appointed J. Robert S. Prichard, current Chairman of Torys LLP, BMO Financial Group and Metrolinx, to serve as an independent director on Barrick’s Board. The Board of Directors also appointed Kelvin Dushnisky, current President of Barrick to the Board on February 17, 2016.

BARRICK YEAR-END 2015	31	MANAGEMENT’S DISCUSSION AND ANALYSIS

Outlook for 2016

Operating Unit Guidance

Our 2015 gold and copper production, cash costs, all-in sustaining costs and forecast gold production, cash costs and all-in sustaining costs ranges by operating unit for 2016 are as follows:

Operating Unit	2015 production (000s ozs)	2015 cash costs ($/oz)	2015 all-in sustaining costs ($/oz)	2016 forecast production (000s ozs)	2016 forecast cash costs ($/oz)	2016 forecast all-in sustaining costs ($/oz)

Gold

Cortez	999	$486	$603	900 - 1,000	$480 - $530	$640 - $710

Goldstrike	1,053	522	658	975 - 1,075	560 - 610	780 - 850

Pueblo Viejo (60%)	572	467	597	600 - 650	440 - 480	570 - 620

Lagunas Norte	560	329	509	410 - 450	380 - 420	570 - 640

Veladero	602	552	946	630 - 690	550 - 600	830 - 900

Total Core Mines	3,786	$480	$660	3,500 - 3,900	$490 - $540	$690 - $740

Turquoise Ridge (75%)	217	581	742	200 - 220	560- 620	770 - 850

Porgera (47.5%)[1]	436	791	1,018	230 - 260	700 - 750	990 - 1,080

Kalgoorlie (50%)	320	752	886	350 - 365	610 - 630	670 - 700

Acacia (63.9%)	468	772	1,112	480 - 500	670 - 700	950 - 980

Hemlo	219	708	895	200 - 220	600 - 660	790 - 870

Golden Sunlight	68	1,098	1,379	30 - 45	920 - 990	1,000 - 1,050

Total Continuing Operations	5,514	$566	$761	5,000 - 5,500	$540 - $580	$725 - $775

Cowal	156	560	621	-	-	-

Round Mountain (50%)	192	710	910	-	-	-

Bald Mountain	191	628	1,132	-	-	-

Ruby Hill	10	628	696	-	-	-

Pierina	54	880	1,411	-	-	-

Total Divested/Closed Sites	603	$658	$948	-	-	-

Total Gold[2]	6,117	$575	$780	5,000 - 5,500	$540 - $580	$725 - $775

Total Consolidated Barrick	6,117	$596	$831	5,000 - 5,500[3]	$550- $590	$775 - $825

	2015 production (millions lbs)	2015 C1 cash costs ($/lb)	2015 all-in sustaining costs ($/lb)	2016 forecast production (millions lbs)	2016 forecast C1 cash costs ($/lb)	2016 forecast all-in sustaining costs ($/lb)

Copper

Zaldívar[4]	218	$1.74	$2.11	100 - 120	$1.70 - $1.90	$2.20 - $2.40

Lumwana	287	1.72	2.42	270 - 290	$1.35 - $1.60	$1.90 - $2.20

Jabal Sayid	6	-	-	-	-	-

Total Copper	511	$1.73	$2.33	370 - 410	$1.45 - $1.75	$2.05 - $2.35

[1]	Porgera presented on a 95% basis until August 31, 2015 and a 47.5% basis thereafter.
[2]	Total gold cash costs and all-in sustaining costs per ounce exclude the impact of hedges and/or costs allocated to non-operating sites.
[3]	Operating unit guidance ranges reflect expectations at each individual operating unit, but do not add up to corporate-wide guidance range total.
[4]	Zaldívar presented on a 100% basis until November 30, 2015 and a 50% basis thereafter. Results from December 1, 2015 onwards are accounted for under the equity method.

BARRICK YEAR-END 2015	32	MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated Expense and Capital Guidance

Our 2015 consolidated expenses and capital expenditures and forecast consolidated expenses and capital expenditures for 2016 are as follows:

($ millions, except per ounce/pound data)	2015 Actual	2016 Guidance
Depreciation:
Gold ($ per ounce)	265	240 - 260
Copper ($ per pound)	0.20	0.20 - 0.30
Exploration and project expenses	355	225 - 275
Exploration and evaluation	163	125 - 155
Project expenses	192	100 - 120
General and administrative:
Corporate administration	181	~145
Stock based compensation[1]	10	~45
Acacia[2]	42	~25
Total general and administrative	233	~215
Other expense/(income)	(113)	20-40
Finance costs[3]	739	690 - 730
Capital expenditures:
Minesite sustaining	1,331	1,200 - 1,400
Minesite expansion[4]	120	100 - 150
Projects[4]	61	50 - 100
Total capital expenditures	1,512	1,350 - 1,650

[1]	2015 actual includes restricted share units related to corporate while 2016 guidance figure includes global restricted share units.
[2]	2015 actual includes $6 million of restricted share unit costs, which are not forecasted as part of the 2016 guidance figure.
[3]	2015 actual includes a net gain on debt extinguishment of $68 million. Gross finance costs were $807 million.
[4]	2015 actual excludes $17 million of capitalized interest.
[5]	2015 actual excludes $81 million reversal of accruals for contract claims and other project costs at Pascua-Lama.

2016 Guidance Analysis

Highlights

●	Forecasted gold production to be in the range of 5.0 to 5.5 million ounces.
●	All-in sustaining costs forecasted to be in the range of $775 to $825 per ounce.
●	Forecasted capital spending to be in the range of $1.35 to $1.65 billion.
●	Targeting to be free cash flow positive at our 2016 budget assumption of $1,000 per ounce.

Estimates of future production, cost of sales, cash costs and all-in sustaining costs presented in this MD&A are based on mine plans that reflect the expected method by which we will mine reserves at each site. Actual gold and copper production and associated costs may vary from these estimates due to a number of operational and non-operational risk factors (see the “Cautionary Statement on Forward-Looking Information” on page 19 of this MD&A for a description of certain risk factors that could cause actual results to differ materially from these estimates).

Operating Outlook

We expect 2016 gold production to be in the range of 5.0 to 5.5 million ounces. The first half of the year is expected to average higher than the second half for all-in sustaining costs, with the second quarter of the year expected to be the weakest. Production will be lower than 2015 as a result of the following operating mines:

●	The sale of Round Mountain and Bald Mountain in first quarter 2016, and of Cowal, Ruby Hill, and 50% of our interest in Porgera in 2015 (2015 aggregate production of 985 thousand ounces).
●

Lower production at Lagunas Norte (2015 production: 560 thousand ounces), as a result of the progressive depletion of oxide ores, which are being replaced with sulfide ore with lower kinetics and recoveries in 2016.

These production decreases are expected to be partially offset by an increase in production at Pueblo Viejo, Veladero, Kalgoorlie and Acacia as a result of the following:

●	Higher production at Pueblo Viejo (2015 production, Barrick share: 572 thousand ounces) due to an

BARRICK YEAR-END 2015	33	MANAGEMENT’S DISCUSSION AND ANALYSIS

increase in expected throughput and plant availability as compared to 2015, primarily due to overcoming the issues related to the Oxygen Plant motor failures which negatively impacted 2015 throughput, combined with improved efficiency in 2016 through ore blending optimization, increased autoclave availability, and optimization of maintenance strategies.

●

Higher production at Veladero (2015 production: 602 thousand ounces) primarily due to an increase in expected ore grades in 2016 from Federico phase 3 and 4 combined with an expected improvement in equipment availability.

●	Higher production at Kalgoorlie (2015 production, Barrick share: 320 thousand ounces) due to an increase in total ore tons processed and higher expected head grade in 2016.
●

Higher production at Acacia (2015 production, Barrick’s share: 468 thousand ounces) primarily due to an expected 5% increase in production at North Mara as a result of an increased proportion of mill feed being sourced from the Gokona underground and a forecasted 10% increase in production at Buzwagi due to improved access to the main ore zone from second quarter.

Cash costs are expected to be in the range of $550 to $590 per ounce, which is lower than $596 per ounce in 2015 as a result of the following:

●

Lower consolidated cash costs in 2016 resulting from the sale of Round Mountain and Bald Mountain in first quarter 2016, and 50% of our interest in Porgera, and Ruby Hill in 2015, each of which carried a higher average cost in 2015.

●

Lower costs at Pueblo Viejo primarily due to the positive impact of increased production on unit production costs and higher silver by-product credits as a result of higher expected silver recoveries in 2016.

●	Lower cash costs at Acacia primarily due to higher expected production which will contribute to lower unit production costs, combined with a focus on ongoing cost reduction measures in 2016.

●

Lower cash costs due to the impact of lower expected hedge losses from our currency and fuel hedging programs in 2016. In 2015, we realized about $21 per ounce in realized hedge losses from our currency and fuel hedging programs.

These cash cost decreases are expected to be partially offset by an increase in cash costs at Lagunas Norte as a result of a decrease in expected production and sales volumes, which negatively impacts unit production costs, and higher cash costs at Goldstrike primarily due to processing a full year of autoclave tonnes which are processed at a higher cost per tonne compared to the roaster. The modified autoclaves did not enter commercial production until third quarter 2015 due to the commissioning of the thiosulfate circuit.

All-in sustaining costs are expected to be in the range of $775 to $825 per ounce for gold, which reflects a decrease from $831 per ounce in 2015, primarily due to lower expected cash costs from $596 per ounce to our expected range of $550 to $590 per ounce, combined with lower minesite development capital expenditures due to a decrease in capitalized stripping activities at Veladero and Kalgoorlie and lower development capital expenditures resulting from the sale of Round Mountain and Bald Mountain in first quarter 2016, and Cowal, Ruby Hill, and 50% of our interest in Porgera in 2015.

Depreciation

Depreciation applicable to gold is expected to be in the range of $240 to $260 per ounce, which reflects a decrease from $265 per ounce in 2015. The decrease in 2016 is primarily due to a decrease in depreciation at Pueblo Viejo, Lagunas Norte and Golden Sunlight, as a result of an expected increase in production over their life of mine. This was partially offset by an expected increase in depreciation at Cortez due to the planned drawdown of work in process and stockpile inventory combined with a higher proportion of mining expected from the open pit in 2016, which carries a higher depreciation rate, at Goldstrike due to a full year of depreciation relating to the thiosulfate circuit, and at Veladero.

Exploration and Evaluation Expenses

We expect to incur approximately $125 to $155 million of exploration and evaluation (“E&E”) expenditures in 2016. This reflects a prudent level of spend over last year’s expenditure and aligns with Barrick’s strategic objective to be free cash flow positive in light of the gold price environment. We continue to take advantage of existing infrastructure and advance key growth projects such as Goldrush, Cortez Hills Lower Zone and Alturas. These expenditures will provide a near-term return on investment by adding to and/or upgrading our reserve and resource base, and in some cases may positively impact production and mine life.

About 85% of the budget is allocated to our two core regions (Nevada and the Andean region in South America), of which 36% is allocated to Cortez and Goldrush and 24% predominantly towards Chile.

BARRICK YEAR-END 2015	34	MANAGEMENT’S DISCUSSION AND ANALYSIS

Project Expenses

We expect to incur approximately $100 to $120 million of project expenses in 2016. Project expenses primarily relate to expenses at Pascua-Lama for water management and monitoring activities as part of the temporary suspension plan, and other project expenditures associated with Cerro Casale, Donlin Gold and Reko Diq.

General and Administrative Expenses

In 2015, we exceeded our overhead cost reduction target of $50 million for the year, and expect to reach $100 million in annualized overhead savings in 2016. We realized approximately $65 million in reductions in gross functional general and administrative and overhead costs compared to the prior year, allowing us to meet our corporate administration expense target of $145 million in 2015, after adjusting for severance and other one-time costs. Corporate administration costs in 2016 are expected to be about $145 million.

Finance Costs

Finance costs primarily represent interest expense on long-term debt. We expect finance costs in 2016 to be lower than 2015 levels primarily due to lower interest expense in 2016 following $3.1 billion of debt repayments in 2015, partially offset by a decrease in capitalized interest in 2016 due to the cessation of interest capitalization upon completion of the thiosulfate circuit at Goldstrike. In 2015, finance costs included the recognition of a $68 million net gain on extinguishment arising from the debt repurchases that occurred in fourth quarter 2015. We do not expect to capitalize significant interest costs in 2016.

Capital Expenditures

Total capital expenditures for 2016 are expected to be in the range of $1.35 to $1.65 billion, compared to $1.51 billion in 2015, which reflects a decrease in minesite development capital expenditures, partially offset by an increase in other minesite sustaining capital expenditures.

Minesite sustaining capital expenditures reflect the capital spending required to support current planned production levels and those which do not meet our definition of non-sustaining capital. This includes capitalized production phase stripping costs at our open pit mines, underground mine development and E&E expenditures that meet our criteria for capitalization.

Minesite sustaining capital expenditures are expected to decrease slightly from 2015 expenditure levels of $1,331 million to a range of about $1,200 to $1,400 million mainly due to a decrease in minesite development capital expenditures at Veladero and Kalgoorlie in 2016 and lower development capital expenditures resulting from the sale of Round Mountain, Bald Mountain, 50% of our interest in Porgera, Cowal, Ruby Hill and 50% of Zaldívar in 2015. Lower development capital expenditures are expected to be partially offset by an increase in minesite sustaining capital expenditures at Goldstrike, Cortez, Pueblo Viejo and Pierina.

At Goldstrike, sustaining capital expenditures are expected to increase primarily due to planned tailings expansions scheduled in 2016, the addition of dewatering wells associated with the underground water management plan and a shift in timing of underground equipment replacements from fourth quarter 2015 to 2016. At Cortez, sustaining capital is expected to be higher in 2016 primarily due to planned hydrology, dewatering and other water management projects scheduled to occur in 2016 combined with a shift in timing of haul truck capitalized maintenance originally planned for fourth quarter 2015 that will not be required until 2016. At Pueblo Viejo, sustaining capital is expected to increase primarily due to a shift in timing of project expenditures from 2015 to 2016 combined with acceleration of the tailings extension into 2016. At Pierina, sustaining capital is expected to increase in 2016 primarily due to completion of the phase 7 leach pad expansion in 2016 which commenced in fourth quarter 2015. The phase 7 leach pad expansion is scheduled to be completed in third quarter 2016 and is expected to produce approximately 200 thousand ounces over the next three years.

Minesite development capital expenditures are expected to be lower in 2016 due to a decrease in production phase stripping activities at Veladero and Kalgoorlie and lower development capital expenditures resulting from the sale of Round Mountain and Bald Mountain in first quarter 2016, and 50% of our interest in Porgera, Cowal, Ruby Hill and 50% of Zaldívar in 2015.

At Veladero, development capital expenditures are expected to decrease due to a reduction in capitalized stripping in the Federico phase 4 pit as compared to 2015. At Kalgoorlie, the decrease in development capital expenditures is primarily due to lower capitalized stripping in the open pit in line with the mine plan.

Minesite expansion capital expenditures include non-sustaining capital expenditures at new projects and existing operations that are related to discrete projects that significantly increase the net present value of the mine and are not related to current production activity.

BARRICK YEAR-END 2015	35	MANAGEMENT’S DISCUSSION AND ANALYSIS

Expansion capital expenditures are expected to be in the range of $100 to $150 million in 2016, in line with 2015 expenditure levels of $120 million, which mainly reflects an increase in expansion capital expenditures at Cortez, offset by a decrease at Goldstrike in 2016. Cortez expansion capital expenditures are expected to be higher in 2016 due to an increase in feasibility and development expenditures related to Lower Zone expansion projects combined with an increase in pre-stripping activities at Crossroads compared to 2015.

Expansion capital expenditures at Goldstrike are expected to be lower in 2016 following completion of the thiosulfate circuit at the autoclave which was commissioned in 2015.

Project capital expenditures reflect capital expenditures related to the initial construction of the project and include all of the expenditures required to bring the project into operation and achieve commercial production levels. In 2016, we expect our share of project capital costs to be in the range of $50 to $100 million, which reflects ongoing pre-stripping activities at South Arturo due to the acceleration of planned mining into 2016 and capitalized costs related to permitting, engineering and construction activities related to the temporary solution for water management at Pascua-Lama.

Effective Income Tax Rate

At a gold price of $1,000 per ounce in 2016, our expected effective tax rate is 74% on all income excluding expenses from non-operating entities, which do not have a present source of gold production or taxable income. These expenses cannot be recognized as a deferred tax asset, and therefore there is no tax recovery recorded on these expenses. The effect of these expenses in our income statement, with no corresponding tax effect, is to increase our effective rate on total net income to 133%. In the event that there will be sources of taxable income in the future, we may recognize some or all of these deferred tax assets.

BARRICK YEAR-END 2015	36	MANAGEMENT’S DISCUSSION AND ANALYSIS

Outlook Assumptions and Economic Sensitivity Analysis

	2016 Guidance Assumption	Hypothetical Change	Impact on AISC	EBITDA[1] (millions)

Gold revenue, net of royalties	$1,000/oz	+/- $100/oz	n/a	$536

Copper revenue, net of royalties	$2.00/lb	+/-$0.50/lb	n/a	$178

Gold all-in sustaining costs

Gold royalties & production taxes	$1,000/oz	$100/oz	($3)/oz	$16

WTI crude oil price[2,3]	$50/bbl	$10/bbl	($1)/oz	$8

Australian dollar exchange rate[2]	0.72 : 1	+10%	$4/oz	($21)

Australian dollar exchange rate[2]	0.72 : 1	-10%	($4)/oz	$21

Canadian dollar exchange rate	1.40 : 1	+10%	($6)/oz	$28

Canadian dollar exchange rate	1.40 : 1	-10%	$7/oz	($34)

Copper all-in sustaining costs

WTI crude oil price[2,3]	$50/bbl	$10/bbl	($0.01)/lb	$4

Chilean peso exchange rate	715 : 1	+10%	($0.02)/lb	$8

Chilean peso exchange rate	715 : 1	-10%	$0.03/lb	($9)

[1]	EBITDA is a non-GAAP financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see page 77 of this MD&A.
[2]	Due to our hedging activities, which are reflected in these sensitivities, we are partially protected against changes in these factors.
[3]	Impact on EBITDA only reflects contracts that mature in 2016.

Risks and Risk Management

Overview

The ability to deliver on our vision, strategic objectives and operating guidance depends on our ability to understand and appropriately respond to the uncertainties or “risks” we face that may prevent us from achieving our objectives. In order to achieve this we:

●	Maintain a framework that ensures we manage risk effectively and in a manner that creates the greatest value;
●	Integrate a process for managing risk into all our important decision-making processes so that we reduce the effect of uncertainty on achieving our objectives;
●	Ensure that the key controls we rely on to achieve the company’s objectives are actively monitored so that they remain in place and are effective at all times; and
●	Provide assurance to the Executives and relevant Committees of the Board of Directors on the effectiveness of key control activities.

Board and Committee Oversight

We maintain strong risk oversight practices, with responsibilities outlined in the Board’s and related committees’ mandates. The Board’s mandate makes clear the responsibility for reviewing and discussing with management the processes used to assess and manage risk, including the identification by management of the principal risks of the business, and the implementation of appropriate systems to deal with such risks.

The Risk Committee of the Board of Directors assists the Board in overseeing the Company’s management of principal risks as well as the implementation of policies and standards for monitoring and modifying such risks, and monitoring and reviewing the Company’s financial position and financial risk management programs generally. The Audit Committee and Corporate Social Responsibility Committee also provide oversight focusing on financial and operational (e.g. Safety & Health, Environmental, Community, Security, etc.) risk exposures, respectively.

Management Oversight

On a weekly basis, the global leadership team, including the executive team, representatives from each of Barrick’s country offices, minesites and corporate functions, participate in a Business Plan Review (“BPR”) meeting. This forum allows for the timely identification of key risks that may prevent the Company from achieving its objectives. It also fosters a culture of transparent, real-time risk management as a collective and enables a learning organization.

BARRICK YEAR-END 2015	37	MANAGEMENT’S DISCUSSION AND ANALYSIS

Principal Risks

The following subsections describe some of our key sources of uncertainty and relevant risk modification activities. The risks described below are not the only ones facing Barrick. Our business is subject to inherent risks in financial, regulatory, strategic and operational areas. For a more fulsome discussion of those inherent risks, see “Risk Factors” in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities. Also see the “Cautionary Statement on Forward-Looking Information” on page 19.

Financial position and liquidity

Our liquidity profile, level of indebtedness and credit ratings are all factors in our ability to meet short-and long-term financial demands. Barrick’s outstanding debt balances impact liquidity due to interest payments and elevated leverage ratios, which could impact our investment grade credit rating and ability to access capital markets. In addition, Barrick’s ability to draw on its credit facility is subject to meeting its covenants. Our primary source of liquidity is our operating cash flow, which is dependent on the ability of our operations to deliver projected future cash flows. The ability of our operations to deliver projected future cash flows within the context of a reduced production profile, as well as future changes in gold and copper market prices, either favorable or unfavorable, will continue to have a material impact on our cash flow and liquidity.

Risk modification approach:

●	Continued focus on generating positive free cash flow by improving the underlying cost structures of our operations in a sustainable manner;
●	Lengthened tenor of the average maturity of our outstanding debt through liability management activities;
●	Preparation of budgets and forecasts to understand the impact of different price scenarios on liquidity, and formulate appropriate strategies;
●	Disciplined capital allocation criteria for all investments;
●	Proactive cash flow management to ensure funds are available to meet financial obligations;
●	Recent introduction of the Dividend Reinvestment Plan (the “DRIP”);
●	Discretion on the declaration and payment of dividends;
●	Replaced the financial covenant tied to our credit facility that required Barrick to maintain a minimum consolidated tangible net worth with a new financial covenant that requires us to maintain a net debt to total capitalization ratio of less than 0.60, which better reflects our deleveraging measures and future expected debt reduction;

●	Other options include:

●	Draw on our $4.0 billion undrawn credit facility;

●	Further non-core asset sales, joint venture or partnership opportunities;

●	Issuance of debt or equity securities in the public markets or to private investors.

Improving free cash flow and AISC

Our ability to improve productivity, drive down operating costs and reduce working capital is a focus in 2016 and subject to several sources of uncertainty. These range from our ability to successfully complete the ramp up of the thiosulfate circuit at Goldstrike to our ability to execute key business improvement programs aimed at improving productivity and cost in a sustainable manner.

Risk modification approach:

●

Formal project management protocols are established around these business transformation programs. The status of these projects is reviewed on a weekly basis during the BPR meetings to ensure the timely identification of key risk exposures that may affect their successful delivery;

●

Implementing a program aimed at simplifying and integrating business processes across the organization with a focus on improving visibility to key performance drivers, delivering insight and underpinning informed decision making;

●	Implementing a Best-in-Class program encompassing:

●	Forming a Business Improvement group to ensure the rapid implementation and management of the Best-in-Class program;
●	Developing a standardized, performance-oriented, measurement scorecard linking top operational and economic measures;
●	Benchmarking the performance of each mine to other Barrick mines and to other external companies;
●	Educating staff on the linkage between key operating metrics and value creation;
●	Identifying gaps and design changes to management processes such as planning, compensation and reporting to align goals with improving the measurement scorecard;
●	Identifying a standardized way of setting targets to become Best-in-Class in the mining industry; and

BARRICK YEAR-END 2015	38	MANAGEMENT’S DISCUSSION AND ANALYSIS

●	Developing a roadmap to achieve targets at each mine including the evaluation of several Value Realization initiatives.

Social license to operate

At Barrick, we are committed to building, operating, and closing our mines in a safe and responsible manner. To do this, we develop long-term and mutually-beneficial relationships with host governments and communities while working to minimize the social and environmental impacts of our activities. Recent environmental incidents in the extractive industry emphasize the hazards (e.g. water management, tailings storage facilities, etc.) and the potential consequences to both the environment and community health and safety. As a result, our industry is likely to face both additional public and regulatory scrutiny.

Risk modification approach:

●

Our external Corporate Social Responsibility Advisory Board was formed in 2012 and advises the Company on a range of corporate responsibility matters, including community relations, sustainable development, water, energy, climate change, security and human rights;

●

Barrick’s community relations, environment, safety and health, and security management systems set expectations, define performance standards and provide the necessary tools to modify the related risks;

●

We take a partnership approach with all our stakeholders, including with our home and host governments. This means we work to balance our own interests and priorities with those of our government partners, working to ensure that everyone derives real value from our operations;

●	As part of this approach, we work closely with governments, international NGOs and advocacy organizations to develop appropriate standards and guidelines for our industry.

Resources and reserves, growth and production outlook

Like any mining company, we face the risk that we are unable to discover or acquire new resources or that we do not convert resources into production. As we move into 2016 and beyond, our overriding objective of growing free cash flow per share is underpinned by a strong pipeline of organic projects and minesite expansion opportunities in our core regions. Uncertainty related to these opportunities exists (potentially both favorable and unfavorable) due to the speculative nature of mineral exploration and development as well as the potential for increased costs, delays, suspensions and technical challenges associated with the construction of capital projects.

Risk modification approach:

●	Exploration activities including minesite exploration and global programs;
●	Strategic business development activities;
●	Enhance project design to stagger capital outlay and optimize timing of cash flows;
●	Identify opportunities to improve project economics;
●	Leverage existing or develop new business partnerships with those who share a mutual interest in achieving the Company and project objectives;
●	Defer, cancel, or sell projects that cannot achieve desired capital allocation targets.

Market Overview

Gold

The market prices of gold, and, to a lesser extent, copper are the primary drivers of our profitability and our ability to generate free cash flow for our shareholders.

The price of gold is subject to volatile price movements over short periods of time and is affected by numerous industry and macroeconomic factors. During the year, the gold price ranged from $1,046 per ounce to $1,308 per ounce. The average market price for the year of $1,160 per ounce represented a decrease of 8% versus 2014.

The decline in the price of gold in 2015 primarily occurred as a result of a strengthening US dollar over the course of the year. US dollar strength was largely due to increasing economic strength in the United States versus concerns over economic performance in Europe and China, leading to a divergence in monetary policies, as the United States entered a rate hike cycle amidst an ongoing easing cycle in Europe and China. Investor sentiment regarding gold remained muted, particularly in the Western world, as was

BARRICK YEAR-END 2015	39	MANAGEMENT’S DISCUSSION AND ANALYSIS

evidenced by decreased holdings in global Exchange Traded Funds (“ETFs”) of 4 million ounces, versus a decrease in holdings of 5 million ounces in 2014 and 29 million ounces in 2013. However, physical demand for jewelry and other uses, particularly in China and India, remained strong and continued to be a significant driver of the overall gold market.

Copper

During 2015, London Metal Exchange (“LME”) copper prices traded in a range of $2.02 to $2.94 per pound, averaged $2.49 per pound, and closed the year at $2.09 per pound. Copper prices are significantly influenced by physical demand from emerging markets, especially China.

The decline in the copper price over the course of the year was largely due to disappointing economic results out of China, which is by far the largest single market for copper demand, an overall decline in commodity prices, and a declining cost structure as a result of lower oil prices and US dollar strength.

We have provisionally priced copper sales for which final price determination versus the relevant copper index is outstanding at the balance sheet date. As at December 31, 2015, we recorded 55 million pounds of copper sales subject to final settlement at an average provisional price of $2.10 per pound. The impact to net income before taxation of a 10% movement in the market price of copper would be approximately $11 million, holding all other variables constant.

Silver

Silver traded in a range of $13.65 to $18.49 per ounce in 2015, averaged $15.68 per ounce and closed the year at $13.82 per ounce. The silver price is driven by factors similar to those influencing investment demand for gold.

Silver prices do not significantly impact our current operating earnings, cash flows or gold cash costs.

Silver prices, however, will have a significant impact on the overall economics for our Pascua-Lama project.

Currency Exchange Rates

The results of our mining operations outside of the United States are affected by US dollar exchange rates with non-US denominated currencies comprising approximately 25% of our operating and capital cost exposures. Although we have made dispositions, we continue to have exposure to the Australian and Canadian dollars through a combination of mine operating and corporate administration costs, as well as exposure to the Chilean peso through expected future capital and operating costs at our Pascua-Lama project and mine operating costs at Zaldívar. We also have exposure to the Argentinean peso through operating costs at our Veladero mine, peso denominated VAT receivable balances and expected future capital and operating costs at our Pascua-Lama project. In addition, we have exposure to the Papua New Guinea kina, Peruvian sol, Zambian kwacha, Tanzanian shilling and Dominican peso through mine operating and capital costs.

Fluctuations in the US dollar increase the volatility of our costs reported in US dollars, subject to positions that we have put in place through our currency hedging program. In 2015, the Australian dollar traded in a range of $0.69 to $0.83 against the US dollar, while the US dollar against the Canadian dollar and Chilean peso ranged from $1.16 to $1.40 and CLP593 to CLP718, respectively.

Due to expectations of a strengthened US dollar, in recent years we have reduced our overall foreign currency derivative positions, whether by closing out positions before maturity or limiting the addition of new positions. As a result, our foreign currency derivative contracts in place beyond 2015 currently consist only of AUD $85 million of contracts maturing in 2016.

BARRICK YEAR-END 2015	40	MANAGEMENT’S DISCUSSION AND ANALYSIS

During the year, we recorded losses in earnings of approximately $87 million from our Australian dollar, Canadian dollar and Chilean peso hedges, primarily impacting our operating and corporate administration costs (2014: $97 million gain; 2013: $279 million gain).

Assuming December 31, 2015 market exchange rate curves and year-end spot prices, we expect to realize Australian dollar currency hedge losses of approximately $35 million against operating, administrative and capital costs in 2016. Despite potential future losses on currency derivative positions, a strengthening US dollar versus our key currency exposures is beneficial to our cost structure in 2016 as we are less than fully hedged against such exposures. As at December 31, 2015, we no longer have any Canadian dollar or Chilean peso currency hedges outstanding.

AUD Currency Contracts

	Contracts (AUD millions)	Effective Average Hedge Rate (AUDUSD)	% of Total Expected AUD Exposure[1] Hedged	% of Expected Operating Cost Exposure Hedged	Crystallized Gain/(Loss) in OCI [2] (USD millions)
2016	85	0.91	20%	23%	(14)

[1]	Includes all forecasted operating, administrative, sustainable and eligible project capital expenditures.

[2]	To be reclassified from Other Comprehensive Income (“OCI”) to earnings when indicated.

Fuel

For 2015, the price of West Texas Intermediate (“WTI”) crude oil traded in a wide range between $34 and $63 per barrel, averaged $49 per barrel and closed the year at $37 per barrel. During 2015, the price of crude oil decreased significantly as a result of concerns over global economic growth, limiting expectations for demand, at the same time that global oil supply has been increasing due in part to advances in extraction technology.

In 2015, we recorded hedge losses in earnings of $19 million on our fuel hedge positions (2014: $4 million loss and 2013: $9 million gain). Assuming December 31, 2015 market forward curves and year-end spot

BARRICK YEAR-END 2015	41	MANAGEMENT’S DISCUSSION AND ANALYSIS

prices, we expect to realize fuel hedge losses of approximately $110 million against operating, administrative and capital costs in 2016. A significant portion of these losses have already been recorded in the consolidated statements of income as an unrealized loss on non-hedge derivatives. Beginning in January 2015, upon early adoption of IFRS 9, Barrick’s fuel hedges qualified for hedge accounting and unrealized gains and losses will be recorded in Other Comprehensive Income.

Financial Fuel Hedge Summary

	Barrels (thousands)	Average Price	% of Expected Exposure	Impact of $10 change on Pre- tax Earnings (USD millions)[1]
2016	2,933	85	70%	13
2017	2,093	81	55%	17
2018	1,080	79	33%	22
[1]	Includes the impact of hedges currently in place.

US Dollar Interest Rates

Beginning in 2008, in response to the contraction of global credit markets and in an effort to spur economic activity and avoid potential deflation, the US Federal Reserve reduced the range for its benchmark rate to between 0% and 0.25%. The benchmark was kept at this level until December 2015, when the range was increased by 25 basis points. As economic conditions in the US continue to normalize, we expect incremental increases to short-term rates to continue in 2016.

At present, our interest rate exposure mainly relates to interest receipts on our cash balances ($2.5 billion at December 31, 2015); the mark-to-market value of derivative instruments; the fair value of and ongoing payments under US dollar interest-rate swaps; the carrying value of certain long lived assets and liabilities; and to the interest payments on our variable-rate debt ($0.6 billion at December 31, 2015). Currently, the amount of interest expense recorded in our consolidated statement of income is not materially impacted by changes in interest rates, because the majority of debt was issued at fixed interest rates. The relative amounts of variable-rate financial assets and liabilities may change in the future, depending on the amount of operating cash flow we generate, as well as the level of capital expenditures and our ability to borrow on favorable terms using fixed rate debt instruments.

REVIEW OF ANNUAL FINANCIAL RESULTS

Revenue

($ millions, except per ounce/pound data in dollars)	For the years ended December 31

	2015	2014	2013
Gold
000s oz sold[1]	6,083	6,284	7,174
Revenue	$ 7,813	$ 8,744	$ 10,670
Market price[2]	1,160	1,266	1,411
Realized price[2,3]	$ 1,157	$ 1,265	1,407
Copper
millions lbs sold[1]	510	435	519
Revenue	$ 1,002	$ 1,224	$ 1,651
Market price[2]	2.49	3.11	3.32
Realized price[2,3]	2.37	3.03	3.39
Other sales	$ 214	$ 271	$ 299

[1]	Includes our equity share of gold ounces from Acacia and Pueblo Viejo and copper pounds from Zaldívar.

[2]	Per ounce/pound weighted average.

[3]	Realized price is a non-GAAP financial performance measure with no standard meaning under IFRS. For further information and a detailed reconciliation, please see page 78 of this MD&A.

In 2015, gold revenues were down 11% compared to the prior year primarily due to a lower realized gold price combined with a decrease in gold sales volume. Copper revenues for 2015 were down 18% compared to the prior year primarily due a lower realized copper price and $67 million in negative provisional pricing adjustments, partially offset by an increase in sales volume.

Realized gold prices for 2015 were down $108 per ounce compared to the prior year. The decrease in realized gold prices reflects the lower market gold prices in 2015, down 8% compared to 2014. In 2015, the realized copper price was down $0.66 per pound compared to 2014, due to the 20% decline in market copper prices over the prior year and the negative provisional pricing adjustments recognized in 2015.

In 2015, gold production was 2% lower than the prior year primarily due to a decrease in production at Pueblo Viejo, Lagunas Norte, and Veladero combined with the impact of the asset sales that occurred in the second half of 2015. The divested sites contributed an additional 135 thousand production ounces in 2014 compared to 2015.

BARRICK YEAR-END 2015	42	MANAGEMENT’S DISCUSSION AND ANALYSIS

This was partially offset by an increase in production at Goldstrike, Cortez, and Turquoise Ridge.

Copper production for 2015 increased by 17% compared to the prior year due to higher production at Lumwana, partially offset by lower production at Zaldívar. Production at Lumwana was higher primarily as a result of the partial conveyor collapse that shut down the mill and concentrate production for much of second quarter 2014. The decreased production at Zaldívar reflects the divestment of 50% of our ownership in the mine that was completed on December 1, 2015.

Production Costs

($ millions, except per ounce/pound data in dollars)	For the years ended December 31

	2015	2014	2013
Cost of sales
Direct mining costs	$ 4,738	$ 4,803	$ 5,205
Depreciation	1,771	1,648	1,732
Royalty expense	336	303	321
Community relations	62	76	71
Cost of sales - gold[1]	5,897	5,794	6,192
Cash costs[2,3]	596	598	566
All-in sustaining costs - gold[2,3]	831	864	915
Cost of sales - copper[1]	814	954	1,100
C1 cash costs[2,3]	1.73	1.92	1.92
All-in sustaining costs per pound[2,3]	$ 2.33	$ 2.79	$ 2.74

[1]	2014 and 2013 figures restated to include community relations costs.

[2]	Per ounce/pound weighted average.

[3]

Cash costs, all-in sustaining costs and C1 cash costs are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please see pages 73 - 76 of this MD&A.

In 2015, cost of sales applicable to gold was 2% higher than the prior year due to an increase in depreciation expense, partially offset by lower direct mining and gold royalty costs resulting from decreased sales volumes.

Gold cash costs for 2015 were in line with the prior year as the benefit of lower direct mining costs and reduced royalty expense was offset by realized losses on our foreign currency and fuel hedge contracts, movements in inventory and the allocation of shared services to the operating sites in 2015 combined with the impact of lower sales volume on unit production costs. In 2015, all-in sustaining costs were down $33 per ounce compared to the prior year primarily due to a reduction in minesite sustaining capital expenditures, partially offset by the impact of lower sales volume on unit production costs.

In 2015, cost of sales applicable to copper decreased $140 million compared to the prior year primarily due to lower depreciation expense as a result of the impairment charges recorded in fourth quarter 2014 combined with the impact of ceasing depreciation of the Zaldívar assets in third quarter 2015 as a result of reclassifying the mine’s assets as held-for-sale. This was partially offset by higher royalty expense at Lumwana in first quarter 2015 resulting from the increase in the royalty rate from 6% to 20%, subsequently lowered to 9% in third quarter 2015.

C1 cash costs per pound for 2015 were 10% lower than the prior year reflecting the impact of higher sales volume on unit production costs. All-in sustaining costs per pound were 16% lower than the prior year primarily reflecting the effect of the above factors on C1 cash costs combined with a decrease in minesite sustaining capital expenditures at Lumwana and Zaldívar.

  Capital Expenditures1

($ millions)	For the years ended December 31

	2015	2014	2013
Project capital expenditures[2]	$ 13	$234	$ 2,137
Minesite sustaining	632	764	1,150
Mine development	727	874	1,317
Minesite expansion[2]	120	362	468
Capitalized interest	17	30	303

Total consolidated capital expenditures	$ 1,509	$ 2,264	$ 5,375

[1]	These amounts are presented on a 100% accrued basis.

[2]	Project and expansion capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.

In 2015, capital expenditures decreased 33% compared to the prior year. The decrease is primarily due to a decrease in minesite sustaining and development capital expenditures combined with lower minesite expansion and project capital expenditures. The decrease in minesite sustaining capital expenditures is primarily due to our disciplined capital allocation approach. This was partially offset by an increase in costs at Veladero relating to the phase 4B and 5A leach pad expansions combined with the capitalization of costs committed by the mine to improve leach pad facilities as a result of the cyanide incident that occurred in third quarter 2015. The 17% reduction in minesite development capital expenditures in 2015 is due to lower capitalized stripping costs, primarily at Goldstrike and Cortez, partially offset by an increase in those costs at Porgera and Bald Mountain. Minesite expansion capital expenditures decreased 67% and capitalized

BARRICK YEAR-END 2015	43	MANAGEMENT’S DISCUSSION AND ANALYSIS

interest decreased by $13 million compared to the prior year as a result of the completion of the thiosulfate circuit at Goldstrike, which entered commercial production in third quarter 2015.

  Additional Significant Statement of Income Items

($ millions)	For the years ended December 31

	2015	2014	2013

General & administrative expenses	$ 233	$ 385	$ 390

Corporate administration[1]	$ 181	$ 212	$ 188

Operating segment administration[2]	$ -	$ 124	$ 162

Stock-based compensation	$ 10	$ 5	$ 4

Acacia	$ 42	$ 44	$ 36

Other expense/(income)	($ 113)	($ 14)	$ 56

Exploration, evaluation & project costs	$ 355	$ 392	$ 680

Finance costs	$ 739	$ 796	$ 657

Finance income	$ 13	$ 11	$ 9

Impairments	$ 3,897	$ 4,106	$ 12,687

[1]	For the year ended December 31, 2015, corporate administration costs include approximately $29 million of severance costs (2014: $33 million).

[2]	In 2015, operating segment administration costs have been allocated to our operating sites and are now included in cost of sales.

General and Administrative Expenses

General and administrative expenses were $152 million lower than the prior year, primarily related to transferring functional services costs to minesites reflecting services they require to run their business. Also contributing to the decrease was a reduction of approximately $65 million in overhead costs, excluding severance, stock-based compensation and Acacia corporate administration costs, which was recorded within general and administrative and cost of sales, exceeding our $50 million reduction target for the year. For further information regarding the allocation of shared services costs, refer to page 50 of this MD&A.

Other Expense (Income)

Other income for 2015 increased by $99 million compared to the prior year. The increase is primarily due to the realization of gains on the sale of our Cowal mine and 50% of our interest in the Porgera mine, which closed in third quarter 2015. These gains were partially offset by $30 million in office closure costs primarily related to the exiting of leases at our Toronto and Salt Lake City offices and $27 million in mine-site severance and non-operational costs primarily related to the end of surface mining at our Golden Sunlight mine. For a further breakdown of other expense (income), refer to note 9 to the Financial Statements.

Exploration, Evaluation and Project Costs

Exploration, evaluation and project costs for 2015 decreased $37 million compared to the prior year. The decrease is primarily due to a $22 million decrease in global exploration costs combined with a $30 million decrease in project costs at Jabal Sayid. This was partially offset by a $26 million increase in corporate development costs relating to projects. For a further breakdown of exploration, evaluation and project costs, refer to note 8 to the Financial Statements.

Finance Costs

In 2015, finance costs were $57 million lower than the prior year primarily due to the recognition of a $68 million net gain on extinguishment arising from the debt repurchases that occurred in fourth quarter 2015, partially offset by a decrease in capitalized interest due to the cessation of interest capitalization upon completion of the thiosulfate circuit at Goldstrike. Interest costs incurred were in line with the prior year. For a further breakdown of finance costs/income, refer to note 13 to the Financial Statements.

BARRICK YEAR-END 2015	44	MANAGEMENT’S DISCUSSION AND ANALYSIS

Impairment Charges

	For the years ended December 31
	2015	2014	2013
($ millions)	Post-tax (our share)	Post-tax (our share)	Post-tax (our share)
Goodwill
Goldstrike	$ 730	$ -	$ -
Zaldívar	427	712	-
Pueblo Viejo	412	-	-
Cortez	355	-	-
Lagunas Norte	247	-	-
Jabal Sayid	-	316	-
Lumwana	-	214	-
Bald Mountain	-	131	-
Round Mountain	-	36	-
Australia Pacific	-	-	1,200
Copper	-	-	1,033
Capital projects	-	-	397
Acacia	-	-	185

Total goodwill impairment charges	$2,171	$ 1,409	$ 2,815
Asset impairments
Pascua-Lama	$ 399	$ 382	$ 6,007
Pueblo Viejo	386	-	-
Buzwagi	30	-	439
Round Mountain/Bald Mountain	53	-	51
Lagunas Norte	26	-	-
Cerro Casale	-	778	-
Lumwana	-	720	-
Jabal Sayid	-	198	704
Porgera	-	(160)	595
Cortez	-	29	-
Veladero	-	-	300
North Mara	-	-	125
Pierina	-	-	98
Kalgoorlie	-	9	-
Exploration sites	-	7	94
Granny Smith	-	-	73
Marigold	-	-	39
Ruby Hill	-	-	33
Kanowna	-	-	41
Plutonic	-	-	26
Darlot	-	-	25
AFS investments	-	18	23
Other	53	4	57
Total asset impairment charges	$947	$ 1,985	$ 8,730
Tax effects and NCI	779	712	1,142
Total impairment charges (100%)	$3,897	$ 4,106	$ 12,687

In 2015, primarily as a result of a decrease in the metal price assumptions used for our annual impairment test, we recognized goodwill impairment losses of $2.2 billion (net of non-controlling interests) and $947 million (net of tax and non-controlling interests) of impairment losses for non-current assets compared to goodwill and non-current asset impairment losses of $1.4 billion and $2 billion (net of tax and non-controlling interests), respectively, in the prior year. Refer to note 20 to the consolidated financial statements for a full description of impairment charges, including pre-tax amounts and sensitivity analysis.

Income Tax Expense

  Reconciliation to Canadian Statutory Rate

($ millions) For the years ended December 31	2015	2014
At 26.5% statutory rate	$ (833)	$ (703)
Increase (decrease) due to:
Allowances and special tax deductions[1]	(103)	(93)
Impact of foreign tax rates[2]	(110)	18
Expenses not tax deductible	55	96
Goodwill impairment charges not tax deductible	736	373
Impairment charges not recognized in deferred tax assets	246	334
Net currency translation losses on deferred tax balances	62	46
Current year tax losses not recognized in deferred tax assets	56	20
Internal restructures	(116)	(112)
De-recognition of a deferred tax asset	20	-
Non-recognition of US AMT credits	19	43
Adjustments in respect of prior years	44	(8)
Increase to income tax related contingent liabilities	13	-
Impact of tax rate changes	-	20
Other withholding taxes	12	40
Mining taxes	(125)	227
Other items	(7)	5
Income tax expense (recovery)	$ (31)	$ 306

[1]	We are able to claim certain allowances and tax deductions unique to extractive industries that result in a lower effective tax rate.

[2]	We operate in multiple foreign tax jurisdictions that have tax rates different than the Canadian statutory rate.

BARRICK YEAR-END 2015	45	MANAGEMENT’S DISCUSSION AND ANALYSIS

The more significant items impacting income tax expense in 2015 and 2014 include the following:

Currency Translation

Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. The most significant balances are Argentinean deferred tax liabilities. In 2015 and 2014, tax expense of $62 million and $46 million, respectively, primarily arose from translation losses due to the weakening of the Argentinean peso against the US dollar. These losses are included within deferred tax recovery/expense.

Internal Restructures

In fourth quarter 2015, a deferred tax recovery of $116 million arose from a loss that was realized on internal restructuring of subsidiary corporations. This resulted in a net increase in deferred tax assets.

In second quarter 2014, a deferred tax recovery of $112 million arose from a restructure of internal debt to equity in subsidiary corporations, which resulted in the release of a deferred tax liability and a net increase in deferred tax assets.

De-recognition of a Deferred Tax Asset

In second quarter 2015, we recorded a deferred tax expense of $20 million related to de-recognition of a deferred tax asset in Pueblo Viejo.

Non-Recognition of US Alternative Minimum Tax (AMT) Credits

In fourth quarter 2015 and 2014, we recorded a deferred tax expense of $19 million and $43 million, respectively, related to US AMT credits which are not probable to be realized based on our current life of mine plans.

Tax Rate Changes

In third quarter 2014, a tax rate change was enacted in Chile, resulting in a current tax expense of $2 million.

In fourth quarter 2014, a tax rate change was enacted in Peru, reducing corporate income tax rates. This resulted in a deferred tax expense of $18 million due to recording the deferred tax asset in Peru at the lower rates.

BARRICK YEAR-END 2015	46	MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION REVIEW Summary Balance Sheet and Key Financial Ratios

($ millions, except ratios and share amounts)	As at December 31, 2015	As at December 31, 2014
Total cash and equivalents	$ 2,455	$ 2,699
Current assets	3,013	3,451
Non-current assets	20,840	27,729
Total Assets	$ 26,308	$ 33,879
Current liabilities excluding short-term debt	$ 1,644	$ 2,154
Non-current liabilities excluding long-term debt	5,241	5,782
Debt (current and long-term)	9,968	13,081
Total Liabilities	$ 16,853	$ 21,017
Total shareholders’ equity	7,178	10,247
Non-controlling interests	2,277	2,615
Total Equity	$ 9,455	$ 12,862
Total common shares outstanding (millions of shares)[1]	1,165	1,165

Key Financial Ratios:
Current ratio[2]	2.77:1	2.47:1
Debt-to-equity[3]	1.05:1	1.02:1

[1]	Total common shares outstanding do not include 2.9 million stock options.

[2]	Represents current assets (excluding assets held-for-sale) divided by current liabilities (including short-term debt and excluding liabilities held-for-sale) as at December 31, 2015 and December 31, 2014.

[3]	Represents debt divided by total shareholders’ equity (including minority interest) as at December 31, 2015 and December 31, 2014.

Balance Sheet Review

Total assets were $26.3 billion at December 31, 2015, $7.6 billion lower than at December 31, 2014, primarily reflecting our 2015 dispositions as well as $3.9 billion of impairment charges recognized in 2015. Our asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital intensive nature of the mining business and our history of growing through acquisitions. Other significant assets include production inventories, indirect taxes and other government receivables, and cash and equivalents. We typically do not carry a material accounts receivable balance, since only sales of concentrate and copper cathode have a settlement period. Total liabilities at December 31, 2015 totaled $16.9 billion, approximately $4.2 billion lower than at December 31, 2014, reflecting $3.1 billion of debt repayments made during the year combined with a decrease in accruals.

Shareholders’ Equity

As at February 8, 2016	Number of shares
Common shares	1,165,081,379
Stock options	2,558,335

Comprehensive Income

Comprehensive income consists of net income or loss, together with certain other economic gains and losses, which, collectively, are described as “other comprehensive income” or “OCI”, and excluded from the income statement.

For 2015 other comprehensive income was a loss of $67 million on an after-tax basis. The loss reflected losses of $177 million on hedge contracts designated for future periods, caused primarily by changes in currency exchange rates, copper prices, and fuel prices, $56 million in losses for currency translation adjustments, and $11 million of losses recorded as a result in changes in the fair value of investments held during the quarter, partially offset by reclassification adjustments totaling $131 million for losses on hedge contracts designated for 2015 (or lost hedge effectiveness in 2015) that were transferred to earnings or PPE in conjunction with the recognition of the related hedge exposure, a $20 million gain due to tax recovery on the overall decrease in OCI, $18 million of gains recorded as a result of realized changes on equity investments, and $8 million actuarial gains on our pension liability.

BARRICK YEAR-END 2015	47	MANAGEMENT’S DISCUSSION AND ANALYSIS

Included in accumulated other comprehensive income at December 31, 2015 were unrealized pre-tax losses on currency, commodity and interest rate hedge contracts totaling $140 million. The balance relates to fuel and currency hedge contracts that are designated against operating costs and capital expenditures, primarily over the next few years, including $14 million remaining in crystallized hedge losses related to our Australian dollar contracts that were settled in third quarter 2012 or closed out in the second half of 2013 and $16 million in crystallized hedge gains related to our silver contracts. These hedge gains/losses are expected to be recorded in earnings at the same time the corresponding hedged operating costs/depreciation are recorded in earnings.

Financial Position and Liquidity

Our capital structure comprises a mix of debt and shareholders’ equity. As at December 31, 2015, our total debt was $10 billion (debt net of cash and equivalents was $7.5 billion) and our debt-to-equity ratio was 1.05:1. This compares to debt as at December 31, 2014 of $13.1 billion (debt net of cash and equivalents was $10.4 billion), and a debt-to-equity ratio of 1.02:1. Our $4.0 billion revolving credit facility is fully undrawn and $3.66 billion expires in January 2021 with the remaining amount expiring in January 2020.

At the beginning of 2015, we set a debt reduction target of $3 billion and we achieved that goal through a series of debt repayments totaling $3.1 billion. Total debt has been reduced by 24 percent over the same period, from $13.1 billion to $10 billion, significantly reducing our near-term debt repayment obligations. We currently have less than $250 million in debt due before 2018 and approximately $5 billion of our $10 billion in outstanding debt matures after 2032.

Our primary source of liquidity is our operating cash flow, which is dependent on the ability of our operations to deliver projected future cash flows. In July 2015, the company’s Board of Directors reduced the quarterly dividend by 60 percent to $0.02 per share as a prudent measure to increase financial flexibility in light of current market conditions 3. The Board of Directors also approved a Dividend Reinvestment Plan (the “DRIP”), which was made available to eligible shareholders for the first time with payment of the above-mentioned dividend on September 15, 2015 to shareholders of record on

August 31, 2015. The DRIP allows registered or beneficial holders of Barrick’s common shares who reside in Canada or the United States to reinvest cash dividends paid on their common shares in additional common shares at a discount to the average market price (as defined in the DRIP), currently set at 3% and subject to change at the discretion of the Board of Directors. Other options to enhance liquidity include drawing the $4.0 billion available under our credit facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing); further non-core asset sales or joint venture opportunities; and issuance of debt or equity securities in the public markets or to private investors, which could be undertaken for liquidity enhancement and/or in connection with establishing a strategic partnership. Many factors, including but not limited to, general market conditions and then prevailing metals prices could impact our ability to issue securities on acceptable terms, as could our credit ratings. Moody’s and S & P currently rate our long-term debt Baa3 and BBB-, respectively, after our credit ratings were downgraded during the year by S&P on March 2, 2015 to BBB- (stable) and by Moody’s on August 12, 2015 to Baa3 (stable), both of which are the lowest investment grade ratings. On January 21, 2016, Moody’s placed Barrick’s long-term debt rating on review for downgrade. Further changes in our ratings could affect the trading prices of our securities and our cost of capital. If we were to borrow under our credit facility, the applicable interest rate on the amounts borrowed would be based, in part, on our credit ratings at the time. The key financial covenant in our fully undrawn credit facility requires Barrick to maintain a net debt to total capitalization ratio of less than 0.60:1. Barrick’s net debt to total capitalization was 0.44:1 as at December 31, 2015.

Cash and Equivalents and Cash Flow

Total cash and cash equivalents as at December 31, 2015 was $2.5 billion4. Our cash position consists of a mix of term deposits, treasury bills and money market investments and is primarily denominated in US dollars.

[3]

The declaration and payment of dividends is at the discretion of the Board of Directors and will depend on the Company’s financial results, cash requirements, future prospects and other factors deemed relevant by the Board.

[4]	Includes $621 million cash held at Acacia and Pueblo Viejo, which may not be readily deployed outside of Acacia and/or Pueblo Viejo.

BARRICK YEAR-END 2015	48	MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary of Cash Inflow (Outflow)

($ millions)	For the years ended December 31

	2015	2014
Operating inflows	$ 2,794	$ 2,296
Investing activities

Capital expenditures[1]	$ (1,713)	$ (2,432)

Divestitures	1,904	166

Other	59	316
Total investing inflows/(outflows)	$ 250	$ (1,950)

Financing activities

Net change in debt	$ (3,133)	$ (47)

Dividends	(160)	(232)

Proceeds from divestment of 10% of issued ordinary share capital of Acacia	-	186

Other	18	33
Total financing inflows/(outflows)	$ (3,275)	$ (60)
Effect of exchange rate	(13)	(11)
Increase/(decrease) in cash and equivalents	($ 244)	$ 275

[1]	The amounts include capitalized interest of $17 million for the year ended December 31, 2015 (2014: $29 million).

In 2015, we generated $2,794 million in operating cash flow, compared to $2,296 million of operating cash flow in the prior year. The increase in operating cash flow primarily reflects a $610 million deposit received in third quarter 2015 relating to the Pueblo Viejo gold and silver streaming arrangement, partially offset by lower realized gold and copper prices. The most significant driver of the change in operating cash flow is market gold and copper prices. The ability of our operations to deliver projected future cash flows within the parameters of a reduced production profile, as well as future changes in gold and copper market prices, either favorable or unfavorable, will continue to have a material impact on our cash flow and liquidity. The principal uses of operating cash flow are to fund our capital expenditures and interest.

Cash inflows from investing activities in 2015 amounted to $250 million compared to $1,950 million of cash outflows in the prior year. The increase of $2,200 million compared to 2014 is primarily due to $1,904 million of proceeds from the divestiture of our Cowal mine and 50% of our interest in the Porgera mine in third quarter 2015 and our Ruby Hill mine, Spring Valley project and 50% of our interest in the Zaldívar mine in fourth quarter 2015 combined with a decrease in capital expenditures. In 2015, capital expenditures on a cash basis were $1,713 million compared to $2,432 million in 2014. The decrease of $719 million is primarily due to a decrease in project capital expenditures due to a reduction in costs related to our Pascua-Lama project as it entered deep suspension in 2015 combined with a decrease in minesite expansion capital expenditures due to a reduction in costs related to the construction of the thiosulfate circuit at Goldstrike, which entered commercial production in third quarter 2015.

Net financing cash outflows for 2015 amounted to $3,275 million, compared to $60 million of cash outflows in the prior year. The net financing cash outflows in 2015 primarily consist of $3,142 million of debt repayments as we achieved our debt reduction goal for 2015 compared to $188 million in debt repayments in 2014.

BARRICK YEAR-END 2015	49	MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary of Financial Instruments

As at December 31, 2015
Financial Instrument	Principal/Notional Amount			Associated Risks
Cash and equivalents		$ 2,455	million	● ●	Interest rate Credit
Accounts receivable		$ 275	million	● ●	Credit Market
Other investments		$ 8	million	● ●	Market Liquidity
Accounts payable		$ 1,158	million	●	Liquidity
Debt		$ 10,045	million	●	Interest rate
Restricted share units		$ 39	million	●	Market
Deferred share units		$ 4	million	●	Market

Derivative instruments - currency contracts	AUD	87	million	●	Interest rate
Derivative instruments - energy contracts	Diesel	6	million bbls	● ● ●	Market/liquidity Credit Interest rate

Derivative instruments - interest rate contracts	Receive float interest rate swaps	$ 128	million	●	Market/liquidity

OPERATING SEGMENTS PERFORMANCE

Review of Operating Segments Performance

Barrick’s business is organized into fourteen individual minesites, one publicly traded company and one project. Barrick’s Chief Operating Decision Maker (“CODM”), the President, reviews the operating results, assesses performance and makes capital allocation decisions at the minesite, Company and/or project level. Therefore, each individual minesite and Acacia are operating segments for financial reporting purposes. For segment reporting purposes, we present our reportable operating segments as follows: eight individual gold mines, two individual copper mines, Acacia and our Pascua-Lama project. The remaining operating segments have been grouped into an “other” category consisting of our remaining gold mines. The prior periods have been restated to reflect the change in presentation.

Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income. Starting January 1, 2015, we transferred most of the functional services to minesites in order to hold the minesites directly accountable for the cost of the functional services they require to run their business, resulting in the allocation of our general and administration costs to individual minesites.

BARRICK YEAR-END 2015	50	MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary of Operations

For the years ended December 31
	2015				2014[1]
	Gold Produced (ozs)	Gold Sold (ozs)	Cash Costs ($/oz)	All-In sustaining Costs ($/oz)	Gold Produced (ozs)	Gold Sold (ozs)	Cash Costs ($/oz)	All-In sustaining Costs ($/oz)
Cortez	999	982	$486	$603	902	865	$498	$706
Goldstrike	1,053	999	522	658	902	908	571	854
Pueblo Viejo (60%)	572	597	467	597	665	667	446	588
Lagunas Norte	560	565	329	509	582	604	379	543
Veladero	602	629	552	946	722	724	566	815
Total Core Mines	3,786	3,772	$ 480	$ 660	3,773	3,768	$500	$716

Turquoise Ridge (75%)	217	202	$581	$742	195	200	$473	$628
Porgera (47.5%)[2]	436	426	791	1,018	493	507	915	996
Kalgoorlie (50%)	320	315	752	886	326	330	817	1,037
Acacia (63.9%)[3]	468	461	772	1,112	470	459	732	1,105
Hemlo	219	216	708	895	206	223	829	1,059
Round Mountain (50%)[4]	192	190	710	910	164	171	936	1,170
Bald Mountain[4]	191	202	628	1,132	161	161	724	1,070
Golden Sunlight	68	76	1,098	1,379	86	83	893	1,181
Total Continuing Operations	5,897	5,860	$573	$779	5,874	5,902	$607	$827

Cowal	156	158	$560	$621	268	270	$608	$787
Pierina	54	53	880	1,411	17	19	1,419	2,278
Ruby Hill	10	12	628	696	33	33	637	713
Kanowna	-	-	-	-	39	37	641	674
Plutonic	-	-	-	-	7	8	1,120	1,206
Marigold (33%)	-	-	-	-	11	15	1,001	1,197
Total Divested/Closed Sites	220	223	$640	$813	375	382	$680	$869
Total Gold[5]	6,117	6,083	$575	$780	6,249	6,284	$612	$830
Total Consolidated Barrick	6,117	6,083	$596	$831	6,249	6,284	$598	$864

	Copper Produced (lbs)	Copper Sold (lbs)	C1 Cash Costs ($/lb)	All-In sustaining Costs ($/lb)	Copper Produced (lbs)	Copper Sold (lbs)	C1 Cash Costs ($/lb)	All-In sustaining Costs ($/lb)
Zaldívar[6]	218	215	$ 1.74	$ 2.11	222	222	$ 1.79	$ 2.30
Lumwana	287	295	1.72	2.42	214	213	2.08	3.15
Jabal Sayid	6	-	-	-	-	-	-	-
Total Copper	511	510	$ 1.73	$ 2.33	436	435	$ 1.92	$ 2.79

[1]	2014 cash costs per ounce for individual minesites have been restated to exclude the impact of hedges.
[2]	Porgera presented on a 95% basis until August 31, 2015 and a 47.5% basis thereafter.
[3]	Acacia presented on a 73.9% basis until February 28, 2014 and a 63.9% basis thereafter.
[4]	Round Mountain and Bald Mountain were divested in first quarter 2016.
[5]	Total gold cash costs and all-in sustaining costs per ounce exclude the impact of hedges and/or costs allocated to non-operating sites.
[6]	Zaldívar presented on a 100% basis until November 30, 2015 and a 50% basis thereafter.

BARRICK YEAR-END 2015	51	MANAGEMENT’S DISCUSSION AND ANALYSIS

Cortez, Nevada USA

Summary of Operating Data	For the years ended December 31
	2015	2014	% Change	2013
Total tonnes mined (000s)	151,357	152,146	(1%)	134,007
Ore tonnes processed (000s)	22,406	25,957	(14%)	19,999
Average grade (grams/tonne)	1.73	1.34	29%	2.59
Gold produced (000s/oz)	999	902	11%	1,337
Gold sold (000s/oz)	982	865	14%	1,371
Cost of sales ($ millions)	$ 826	$ 687	20%	$ 636
Cash costs (per oz)[1]	$ 486	$ 498	(2%)	$ 229
All-in sustaining costs (per oz)[1]	$ 603	$ 706	(15%)	$ 440
All-in costs (per oz)[1]	$ 650	$ 728	(11%)	$ 536
Summary of Financial Data	For the years ended December 31
	2015	2014	% Change	2013
Segment EBIT ($ millions)	$ 287	$ 393	(27%)	$ 1,289
Segment EBITDA ($ millions)[1]	$ 630	$ 648	(3%)	$ 1,610
Capital expenditures ($ millions)[2]	$ 148	$ 189	(22%)	$ 396
Minesite sustaining	$ 101	$ 170	(41%)	$ 264
Minesite expansion	$ 47	$ 19	147%	$ 132

[1] These are non-GAAP financial performance measures; for further information and a detailed reconciliation, please see pages 70 - 78 of this MD&A.
[2] Amounts presented exclude capitalized interest.

Financial Results

Segment EBIT for 2015 was 27% lower than the prior year primarily due to a lower realized gold price and higher depreciation, partially offset by an increase in sales volume.

In 2015, gold production was 11% higher than the prior year primarily due to the processing of higher grade ore from the open pit combined with higher recoveries due to the shift in 2015 towards processing higher grade refractory ore through the roaster. Further contributing to the favorable variance was an increase in underground production. This was partially offset by fewer tonnes processed due to a decrease in ore placed on the leach pad due to the concentration of mining in Cortez Hills phase 4, which was primarily low grade leach ore, combined with the processing of lower grade stockpile ore, whereas higher grade ore from Cortez Hills phase 3 was available for processing in the prior year.

We made a commitment towards continuous improvement of our cost structure by increasing operational efficiency from underground operations and reducing contractor services costs across the site, which is reflected in part in the lower cash costs per ounce. In 2015, cost of sales was 20% higher than the prior year primarily due to the recognition of $75 million in inventory write-downs in the first half of 2015 as a result of the mining of lower grade ore combined with the impact of a high depreciation base and ounces mined from the Cortez Hills open pit, as well as the impact of lower capitalized stripping costs from Cortez Hills phase 4, which was in a stripping phase for most of 2014. This was partially offset by a $28 per ounce decrease in open pit costs resulting from a reduction in fuel costs, improved fleet efficiency, as well as lower labor costs. Total savings in open pit costs for 2015 was $40 million, of which $12 million is reflected in capitalized stripping costs and the change in inventory for the year. Processing costs were also lower due to the processing of fewer tonnes in comparison to the prior year.

Cash costs were $12 per ounce lower than the prior year primarily due to the impact of higher sales volume on unit production costs, partially offset by the higher cost of sales. All-in sustaining costs decreased by $103 per ounce from the prior year primarily due to a reduction in minesite sustaining capital expenditures as a result of lower capitalized stripping costs combined with the impact of the lower cash costs.

BARRICK YEAR-END 2015	52	MANAGEMENT’S DISCUSSION AND ANALYSIS

In 2015, capital expenditures decreased by 22% from the prior year. The decrease was primarily due to a reduction in minesite sustaining capital expenditures due to lower capitalized stripping costs, partially offset by an increase in minesite expansion capital expenditures relating to Lower Zone expansion projects.

Outlook

At Cortez we expect 2016 gold production to be in the range of 900 to 1,000 thousand ounces, which is in line with 2015 production levels. The underground ore grade is expected to decline as the mine transitions to lower grade ore zones deeper in the deposit. This is offset by an increase in open pit production, primarily from leach, as the open pit encounters larger volumes of this material in the 2016 mine plan.

In 2016, we expect cash costs to be in the range of $480 to $530 per ounce, which is consistent with 2015. All-in sustaining costs are expected to be in the range of $640 to $710 per ounce, higher than 2015, primarily due to higher sustaining capital expenditures due to planned hydrology, dewatering and other water management projects scheduled to occur in 2016 combined with a shift in timing of open pit haul truck capitalized maintenance from 2015 to 2016.

Goldstrike, Nevada USA

Summary of Operating Data	For the years ended December 31
	2015	2014	% Change	2013
Total tonnes mined (000s)[1]	72,304	81,410	(11%)	87,350
Ore tonnes processed (000s)	6,752	5,307	27%	6,829
Average grade (grams/tonne)	6.01	6.28	(4%)	5.01
Gold produced (000s/oz)	1,053	902	17%	892
Gold sold (000s/oz)	999	908	10%	887
Cost of sales ($ millions)	$ 722	$ 651	11%	$ 662
Cash costs (per oz)	$ 522	$ 571	(9%)	$ 618
All-in sustaining costs (per oz)	$ 658	$ 854	(23%)	$ 913
All-in costs (per oz)	$ 691	$ 1,170	(41%)	$ 1,165
Summary of Financial Data	For the years ended December 31
	2015	2014	% Change	2013
Segment EBIT ($ millions)	$ 408	$ 496	(18%)	$ 581
Segment EBITDA ($ millions)	$ 600	$ 628	(5%)	$ 693
Capital expenditures ($ millions)	$ 143	$ 532	(73%)	$ 474
Minesite sustaining	$ 110	$ 245	(55%)	$ 251
Minesite expansion	$ 33	$ 287	(89%)	$ 223

1 Includes tonnes mined relating to South Arturo.

Financial Results

Segment EBIT for 2015 was 18% lower than the prior year primarily due to a lower realized gold price and higher depreciation expense, partially offset by an increase in sales volume.

In 2015, gold production was 17% higher than the prior year primarily as a result of higher production from the autoclave due to the commissioning of the thiosulfate circuit in third quarter 2015 combined with the processing of higher grade ore from the Banshee zone of the underground.

We made a commitment towards continuous improvement of our cost structure by focusing our efforts on incremental improvements in the allocation of sustaining capital by directing spend towards projects with high returns and in lowering underground contractor services costs through the use of insourcing. These efforts are reflected in part in the lower 2015 cash costs per ounce. In

BARRICK YEAR-END 2015	53	MANAGEMENT’S DISCUSSION AND ANALYSIS

2015, cost of sales was 11% higher primarily due to an increase in tonnes mined from the North Betze layback, as it was in a stripping phase in 2014, resulting in a reduction in capitalized development costs, combined with an increase in depreciation expense in part as a result of the commissioning of the thiosulfate circuit in 2015. This was partially offset by a decrease in the open pit and underground mining costs driven by a reduction in fuel costs and fuel consumption as a result of shorter hauls combined with lower contractor services costs due to an increase in the use of internal labor. Savings on fuel costs in 2015 were $21 million, all of which is reflected in capitalized stripping costs and the change in inventory for the year. Cash costs were $49 per ounce lower than the prior year primarily due to the impact of higher sales volume on unit production costs, which more than offset the increase in cost of sales. All-in sustaining costs decreased $196 per ounce compared to the prior year primarily due to a reduction in minesite sustaining capital expenditures combined with the impact of the lower cash costs.

In 2015, capital expenditures decreased by 73% compared to the prior year. The decrease was primarily due to a reduction in minesite expansion capital expenditures as a result of a reduction in costs associated with the thiosulfate circuit, as it entered commercial production in third quarter 2015, combined with a reduction in capitalized stripping costs relating to the North Betze layback, as ore was reached and stripping activities ended in first quarter 2015.

Outlook

At Goldstrike we expect 2016 production to be in the range of 975 to 1,075 thousand ounces, which is in line with 2015 production levels. Contribution from open pit production is expected to increase as the thiosulfate circuit reaches design capacity in third quarter 2016 and due to the acceleration of mining at Arturo. Underground production is anticipated to be marginally lower due to an increase in underground development.

In 2016, we expect cash costs to be in the range of $560 to $610 per ounce, slightly higher than 2015, and all-in sustaining costs to be $780 to $850 per ounce, an increase from 2015 due to higher sustaining capital expenditures for tailings expansions, water management projects, process improvements, and timing of underground equipment replacements.

Pueblo Viejo, Dominican Republic

60% basis
Summary of Operating Data	For the years ended December 31
	2015	2014		% Change	2013
Total tonnes mined (000s)	22,736	21,055		8%	9,192
Ore tonnes processed (000s)	4,150	4,027		3%	2,658
Average grade (grams/tonne)	4.94	5.53		(11%)	6.14
Gold produced (000s/oz)	572	665		(14%)	488
Gold sold (000s/oz)	597	667		(10%)	444
Cost of sales (100%) ($ millions)	$ 904	$ 885		2%	$ 574
Cash costs (per oz)	$ 467	$ 446		5%	$ 561
All-in sustaining costs (per oz)	$ 597	$ 588		2%	$ 735
All-in costs (per oz)	$ 597	$ 588		2%	$ 800
Summary of Financial Data	For the years ended December 31
	2015	2014		% Change	2013
Segment EBIT (100%) ($ millions)	$ 425	$ 669		(36%)	$ 430
Segment EBITDA (100%) ($ millions)	$ 702	$ 912		(23%)	$ 569
Capital expenditures ($ millions)	$ 61	$ 80		(24%)	$ 101
Minesite sustaining	$ 61	$ 80		(24%)	$ 73
Minesite expansion	-	-		-	-
Project capex	-	-	-		$ 28

BARRICK YEAR-END 2015	54	MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Results

Segment EBIT for 2015 was 36% lower than the prior year primarily due to a lower realized gold price combined with a decrease in sales volume, partially offset by a lower cost of sales.

In 2015, gold production was 14% lower than the prior year primarily due to lower ore grades and recoveries as the ore mined in 2015 was from the upper benches of Montenegro and Moore phase 2, which contain a higher proportion of carbonaceous ore which has lower recoveries. Production was also negatively impacted by a mechanical failure at the Oxygen Plant in fourth quarter 2015 which resulted in lower tonnes milled. The mine’s swift reaction to this incident, quickly sourcing a temporary solution and replacement, minimized the overall impact.

We made a commitment towards continuous improvement of our cost structure by focusing on increasing autoclave availability, assessing alternatives to reduce energy costs, and improving gold and silver recoveries through improvements in pit design and targeting, as well as continued use of contracted services re-handling resulting in more efficient use of the loaders. Despite these efforts, in 2015 cost of sales was 2% higher than the prior year, driven in part by the mechanical failures that occurred in fourth quarter 2015, partially offset by lower processing costs including lower energy and diesel costs. Cash costs were $21 per ounce higher than the prior year primarily due to the impact of the lower sales volume on unit production costs. All-in sustaining costs increased by $9 per ounce compared to the prior year primarily due to the higher cash costs, partially offset by a reduction in minesite sustaining capital expenditures.

In 2015, capital expenditures decreased by 24% compared to the prior year. The decrease was primarily due to the deferral and cancellation of non-critical minesite sustaining capital expenditures in 2015.

Outlook

At Pueblo Viejo, we expect our equity share of 2016 gold production to be in the range of 600 to 650 thousand ounces, higher than 2015 production levels. In 2016, we expect improved throughput and plant availability as compared to 2015 primarily due to overcoming the issues related to the Oxygen Plant motor failures which negatively impacted 2015 throughput. In addition, we are currently focusing on improving efficiency and throughput through projects such as ore blending optimization, increasing autoclave availability, and optimization of maintenance strategies.

We expect cash costs to be in the range of $440 to $480 per ounce and all-in sustaining costs to be $570 to $620 per ounce. Cash costs and all-in sustaining costs are expected to be lower than in 2015 primarily due to an increase in gold ounces sold, and higher silver by-product credits, as silver recoveries are expected to improve in 2016 due to improvements in the Lime Boil Circuit.

BARRICK YEAR-END 2015	55	MANAGEMENT’S DISCUSSION AND ANALYSIS

Lagunas Norte, Peru

Summary of Operating Data	For the years ended December 31
	2015	2014	% Change	2013
Total tonnes mined (000s)	49,126	50,030	(2%)	36,934
Ore tonnes processed (000s)	21,880	22,110	(1%)	21,089
Average grade (grams/tonne)	1.02	0.99	3%	1.06
Gold produced (000s/oz)	560	582	(4%)	606
Gold sold (000s/oz)	565	604	(6%)	591
Cost of sales ($ millions)	$ 378	$ 335	13%	$ 281
Cash costs (per oz)	$ 329	$ 379	(13%)	$ 361
All-in sustaining costs (per oz)	$ 509	$ 543	(6%)	$ 627
All-in costs (per oz)	$ 509	$ 543	(6%)	$ 627
Summary of Financial Data	For the years ended December 31
	2015	2014	% Change	2012
Segment EBIT ($ millions)	$ 285	$ 439	(35%)	$ 548
Segment EBITDA ($ millions)	$ 454	$ 531	(15%)	$ 602
Capital expenditures ($ millions)	$ 67	$ 81	(17%)	$ 139
Minesite sustaining	$ 67	$ 81	(17%)	$ 139
Minesite expansion	-	-	-	-

Financial Results

Segment EBIT for 2015 was 35% lower than the prior year primarily due to a lower realized gold price combined with a lower sales volume and increased depreciation, partially offset by a reduction in direct operating costs.

In 2015, gold production was 4% lower than the prior year primarily due to the processing of lower recovery ore as the life of the mine progresses to more complex sulfide ore, partially offset by the acceleration in the recovery of ounces as a result of the new leach pad and increased capacity provided by the carbon-in-circuit and Merrill-Crowe plants, which were both commissioned at the end of 2014, combined with the processing of higher grade ore.

We made a commitment towards continuous improvement of our cost structure by focusing our efforts on improving capital productivity, reducing general and administrative costs, improving contract sourcing, and reducing explosives consumption, which is reflected in part in the lower cash costs per ounce. In 2015, cost of sales was 13% higher than the prior year primarily due to an increase in depreciation expense arising from the depreciation of the carbon-in-circuit plant and new phase 5 leach pad and related facilities as well as the newly commissioned water treatment plant. This was partially offset by lower mining costs primarily due to a reduction in fuel costs as a result of the decline in fuel prices, and lower labor costs. Cash costs were $50 per ounce lower than the prior year primarily due to the above reductions in fuel and labor costs combined with a decrease in royalty expense, which more than offset the impact of decreased sales volume on unit production costs. All-in sustaining costs decreased by $34 per ounce from the prior year primarily due to a reduction in minesite sustaining capital expenditures combined with the impact of the lower cash costs.

In 2015, capital expenditures decreased by 17% compared to the prior year primarily due to the completion in 2014 of the carbon-in-circuit plant, water treatment plants and the new phase 5 leach pad and related facilities. Capital expenditures in 2015 primarily related to the construction of the phase 6 leach pad.

In 2008, the government of Peru adopted more stringent environmental water quality standards, including some that exceed international standards. In 2012, the Lagunas Norte mine submitted a compliance plan in respect of the new water quality standards, including a request for relief from certain parameters exceeding international standards, along with a

BARRICK YEAR-END 2015	56	MANAGEMENT’S DISCUSSION AND ANALYSIS

description of the required additional water treatment infrastructure and its implementation schedule. In December 2015, the government modified the 2008 water quality standards in various respects, including to better align with international standards and provided a new implementation schedule. In 2016, the Lagunas Norte mine intends to develop and submit an updated compliance plan in accordance with the new regulations.

Outlook

At Lagunas Norte we expect 2016 production to be in the range of 410 to 450 thousand ounces, lower than 2015 production levels, as a result of the progressive depletion of oxide ores, which are being replaced with sulfide ore with lower kinetics and recoveries.

In 2016, we expect cash costs to be in the range of $380 to $420 per ounce and all-in sustaining costs to be in the range of $570 to $640 per ounce. The increase in all-in sustaining costs in comparison with 2015 is driven mainly by the decrease in production, while sustaining capital expenditures maintain a similar level of $67 million, as phase 6 of the leach pad expansion will be completed in 2016. Cost increases will be partially offset by operational improvements including equipment rental reductions, lower consumption ratios, mobile equipment cycle optimization as well as lower royalties and a reduction in costs associated with employee profit sharing.

Veladero, Argentina

Summary of Operating Data	For the years ended December 31
	2015	2014	% Change	2013
Total tonnes mined (000s)	83,409	67,686	23%	78,592
Ore tonnes processed (000s)	28,385	29,500	(4%)	29,086
Average grade (grams/tonne)	0.82	1.00	(17%)	0.94
Gold produced (000s/oz)	602	722	(17%)	641
Gold sold (000s/oz)	629	724	(13%)	659
Cost of sales ($ millions)	$ 499	$ 554	(10%)	$ 568
Cash costs (per oz)	$ 552	$ 566	(2%)	$ 501
All-in sustaining costs (per oz)	$ 946	$ 815	16%	$ 833
All-in costs (per oz)	$ 946	$ 815	16%	$ 833
Summary of Financial Data	For the years ended December 31
	2015	2014	% Change	2013
Segment EBIT ($ millions)	$ 216	$ 330	(35%)	$ 354
Segment EBITDA ($ millions)	$ 324	$ 446	(27%)	$ 522
Capital expenditures ($ millions)	$ 242	$ 173	40%	$ 208
Minesite sustaining	$ 242	$ 173	40%	$ 208
Minesite expansion	-	-	-	-

Financial Results

Segment EBIT for 2015 was 35% lower than the prior year primarily due to a decrease in sales volume combined with a lower realized gold price, partially offset by a decrease in cost of sales.

In 2015, gold production was 17% lower than the prior year primarily due to lower ore grades from Federico phase 3 combined with a decrease in ore tonnes processed due to adverse climate conditions, partially offset by an increase in recoveries.

BARRICK YEAR-END 2015	57	MANAGEMENT’S DISCUSSION AND ANALYSIS

We made a commitment towards continuous improvement of our cost structure by focusing our efforts on optimizing capital allocation and recovery of ounces from inventory through management of the leach pad. In 2015, cost of sales was 10% lower than the prior year primarily due to lower operating costs resulting from a reduction in fuel and power costs combined with an increase in capitalized stripping costs. This was partially offset by an increase in the allocation of shared services costs to the site, lower silver credits and the recognition of costs related to the management of the cyanide incident that occurred in third quarter 2015. In 2015, cash costs were $14 per ounce lower than the prior year primarily due to the lower cost of sales, partially offset by the impact of the lower sales volume on unit production costs. All-in sustaining costs increased by $131 per ounce over the prior year due to an increase in minesite sustaining capital expenditures relating primarily to an increase in capitalized stripping costs combined with the incurrence of costs to improve leach facilities, partially offset by the lower cash costs.

In 2015, capital expenditures increased by 40% compared to the prior year primarily due to an increase in capitalized stripping costs combined with capitalization of costs committed by the mine to improve leach pad facilities as a result of the cyanide incident that occurred in third quarter 2015.

On September 13, 2015, a valve on a leach pad pipeline at the Company’s Veladero mine in San Juan Province, Argentina failed, resulting in a release of cyanide-bearing process solution into a nearby waterway through a diversion channel gate that was open at the time of the incident. Minera Argentina Gold S.A. (“MAGSA”), Barrick’s Argentine subsidiary that operates the Veladero mine, notified regulatory authorities of the situation. Environmental monitoring was conducted by MAGSA and independent third parties following the incident. The Company believes this monitoring demonstrates that the incident posed no risk to human health at downstream communities. A temporary restriction on the addition of new cyanide to the mine’s processing circuit was lifted on September 24, 2015, and mine operations have returned to normal. Monitoring and inspection of the minesite will continue in accordance with a court order.

On October 9, 2015, the San Juan mining authority initiated an administrative sanction process against MAGSA for alleged violations of the mining code relating to the valve failure and release of cyanide-bearing process solution. MAGSA submitted its response to these allegations in October 2015 and provided additional information in January 2016. This process is expected to result in a fine. A decision from the San Juan mining authority is pending.

Outlook

At Veladero we expect 2016 production to be in the range of 630 to 690 thousand ounces, higher compared to 2015 production levels. The increase is primarily as a result of higher mined grade, with advancing phases in both Federico 3 and 4, improved mining productivity delivering more ore to the crusher and run-of-mine (ROM) combined with an improved inventory draw-down relative to 2015 through better operational management of the leach pad.

We expect cash costs in 2016 to be in the range of $550 to $600 per ounce and all-in sustaining costs to be $830 to $900 per ounce, lower than 2015 levels mainly due to the increase in gold production, driving higher sales and lower operating and non-operating costs. At Veladero, a number of initiatives are underway to reduce operating costs mainly in the areas of supply chain and inventory management, maintenance practices, mining productivity and energy costs. Operating costs at Veladero are highly sensitive to local inflation and fluctuations in foreign exchange rates. We have assumed an average ARS:USD exchange rate of 13:1 for the purposes of preparing our cash cost and all-in sustaining cost guidance for 2016; however, we do expect further devaluation of the Argentinean peso which we believe will generally improve competitiveness in Argentina and will also have a significant positive impact on our local labor costs, contractor pricing and therefore our cash costs and all-in sustaining costs. Managing potential pass through effects of devaluation to inflation to sustain gained competitiveness is paramount.

BARRICK YEAR-END 2015	58	MANAGEMENT’S DISCUSSION AND ANALYSIS

Veladero continues to be subject to restrictions that affect the amount of leach solution. Government regulations set a level limit for the leach solution pond, reducing storage capacity, impacting operational capacity to manage solution balance and reducing leaching kinetics, as ore has to be placed on upper levels of the leach pad under certain conditions to maintain pond level. These restrictions are considered in our 2016 operating guidance.

Turquoise Ridge (75% basis), Nevada USA

Summary of Operating Data	For the years ended December 31
	2015	2014	% Change	2013
Total tonnes mined (000s)	349	312	12%	305
Ore tonnes processed (000s)	390	335	16%	340
Average grade (grams/tonne)	18.82	19.62	(4%)	16.29
Gold produced (000s/oz)	217	195	11%	167
Gold sold (000s/oz)	202	200	1%	162
Cost of sales ($ millions)	$ 141	$ 111	27%	$ 109
Cash costs (per oz)	$ 581	$ 473	23%	$ 586
All-in sustaining costs (per oz)	$ 742	$ 628	18%	$ 928
All-in costs (per oz)	$ 742	$ 628	18%	$ 928
Summary of Financial Data	For the years ended December 31
	2015	2014	% Change	2013
Segment EBIT ($ millions)	$ 92	$ 139	(34%)	$ 115
Segment EBITDA ($ millions)	$ 115	$ 156	(26%)	$ 129
Capital expenditures ($ millions)	$ 32	$ 30	7%	$ 55
Minesite sustaining	$ 32	$ 30	7%	$ 55
Minesite expansion	-	-	-	-

Financial Results

Segment EBIT for 2015 was 34% lower than the prior year primarily due to a lower realized gold price combined with an increase in cost of sales, partially offset by a slight increase in sales volume.

In 2015, gold production was 11% higher than the prior year primarily due to an increase in tonnes mined and processed resulting from increased manpower and improved equipment availability combined with higher productivity due to the transitioning to fully mechanized topcuts in first quarter 2015, which were then processed in the subsequent quarters. This was partially offset by lower ore grades.

We made a commitment towards continuous improvement of our cost structure by focusing our efforts on improving productivity by using larger excavation dimensions, increasing truck haulage capacities which has improved rock flow in the mine and deferring capital drifting in order to add manpower to support growth in the Footwall Pond Ore area of the mine as opposed to preserving the development area where crews were struggling to achieve expected advance rates. In 2015, cost of sales was 27% higher than the prior year. The increase was primarily due to a decrease in capitalized development costs, higher underground mining costs resulting from increased labor costs as a result of adding manpower to support production growth, combined with an increase in maintenance costs due to the timing of planned replacement of major components in an effort to improve equipment availability, and higher consumable costs arising from the mining of increased ore tonnes. Cash costs were $108 per ounce higher compared to the prior year primarily due to the higher cost of sales and reduction in capitalized stripping costs, partially offset by the impact of higher sales volume on unit production costs. All-in sustaining costs increased by $114 per ounce over the prior year due to the higher cash costs.

BARRICK YEAR-END 2015	59	MANAGEMENT’S DISCUSSION AND ANALYSIS

In 2015, capital expenditures increased by 7% compared to the prior year primarily due to higher minesite sustaining capital expenditures for an optimization study and ventilation costs, partially offset by a decrease in capitalized development costs compared to 2014.

Outlook

At Turquoise Ridge we expect 2016 production to be in the range of 200 to 220 thousand ounces (Barrick’s share), in line with 2015 production levels, as mine productivity is expected to improve in 2016. Turquoise Ridge has completely transitioned to mechanized topcuts and standardized equipment allowing for greater mining flexibility with higher reliability and less equipment. Capital and waste development requirements increases in 2016 should not impact ounce delivery.

We expect cash costs in 2016 to be in the range of $560 to $620 per ounce, consistent with 2015, and all-in sustaining costs to be in the range of $770 to $850 per ounce. All-in sustaining costs in 2016 are expected to be higher than 2015 due to increased spend on sustaining capital for the water treatment plant and timing of equipment replacement.

Porgera, Papua New Guinea1

Summary of Operating Data			For the years ended December 31
	2015	2014	% Change	2013
Total tonnes mined (000s)	17,527	15,719	12%	18,628
Ore tonnes processed (000s)	5,006	5,584	(10%)	5,354
Average grade (grams/tonne)	3.59	3.10	16%	3.22
Gold produced (000s/oz)	436	493	(12%)	482
Gold sold (000s/oz)	426	507	(16%)	465
Cost of sales ($ millions)	$ 375	$ 545	(31%)	$ 524
Cash costs (per oz)	$ 791	$ 915	(14%)	$ 965
All-in sustaining costs (per oz)	$ 1,018	$ 996	2%	$ 1,361
All-in costs (per oz)	$ 1,018	$ 996	2%	$ 1,361
Summary of Financial Data			For the years ended December 31
	2015	2014	% Change	2013
Segment EBIT ($ millions)	$ 125	$ 84	49%	$ 116
Segment EBITDA ($ millions)	$ 162	$ 164	(1%)	$ 190
Capital expenditures ($ millions)	$ 93	$ 33	182%	$ 171
Minesite sustaining	$ 93	$ 33	182%	$ 171
Minesite expansion	-	-	-	-
[1]	Porgera is presented on a 95% basis until August 31, 2015 and 47.5% basis thereafter.

Financial Results

Segment EBIT for 2015 was 49% higher than the prior year primarily due to a decrease in cost of sales, partially offset by a lower realized gold price combined with a decrease in sales volume, reflecting the divestment of 50% of our ownership in Porgera that was completed on August 31, 2015.

In 2015, gold production was 12% lower than the prior year reflecting the lower production attributable to Barrick as a result of the divestment that occurred on August 31 combined with a decrease in recoveries compared to the prior year. Also negatively impacting production in 2015 were prolonged dry conditions and power issues. This was partially offset by the processing of higher grade ore driven by the improved performance from both open pit and underground operations.

Cost of sales for 2015 was 31% lower than the prior year primarily due to lower direct operating costs as a result of lower processing costs, including fuel and

BARRICK YEAR-END 2015	60	MANAGEMENT’S DISCUSSION AND ANALYSIS

power costs, the impact of the devaluation of the Australian dollar, as well as an increase in capitalized stripping costs. Cash costs were $124 per ounce lower than the prior year primarily due to a significant increase in capitalized stripping costs, partially offset by the impact of lower sales volume on unit production costs. All-in sustaining costs increased by $22 per ounce over the prior year due to an increase in minesite sustaining capital expenditures, partially offset by the lower cash costs.

In 2015, capital expenditures increased by 182% compared to the prior year. The increase was primarily due to a significant increase in capitalized stripping costs as a result of a change in the 2015 mine plan that increased open pit mining activity, combined with an increase in minesite sustaining capital expenditures due to the commencement of a concentrate export project as well as a gas turbine power management system and controls project.

Outlook

At Porgera we expect 2016 gold production to be in the range of 230 to 260 thousand ounces (Barrick’s 47.5% share). Production is expected to be in line with 2015 levels. Processed tonnes are expected to increase in 2016 when compared to 2015, partially offset by lower expected head grade. The commencement of concentrate export will allow for stored concentrate to be reclaimed and additional revenue generated during 2016.

In 2016, we expect cash costs to be in the range of $700 to $750 per ounce which is lower than 2015 cash costs of $791 per ounce, primarily due to an increase in capitalized stripping in the open pit and underground development. 2016 all-in sustaining costs are expected to be in the range of $990 to $1,080 per ounce, which is higher when compared to 2015, mainly due to the increase in capitalized stripping and sustaining capital, in line with the new mine plan and creation of new infrastructure.

BARRICK YEAR-END 2015	61	MANAGEMENT’S DISCUSSION AND ANALYSIS

Kalgoorlie (50% basis), Australia

Summary of Operating Data			For the years ended December 31
	2015	2014	% Change	2013
Total tonnes mined (000s)	36,989	34,644	7%	36,445
Ore tonnes processed (000s)	5,775	5,809	(1%)	5,924
Average grade (grams/tonne)	2.28	2.01	13%	1.97
Gold produced (000s/oz)	320	326	(2%)	315
Gold sold (000s/oz)	315	330	(5%)	330
Cost of sales ($ millions)	$ 307	$ 309	(1%)	$ 309
Cash costs (per oz)	$ 752	$ 817	(8%)	$ 846
All-in sustaining costs (per oz)	$ 886	$ 1,037	(15%)	$ 1,070
All-in costs (per oz)	$ 886	$ 1,037	(15%)	$ 1,070
Summary of Financial Data			For the years ended December 31
	2015	2014	% Change	2013
Segment EBIT ($ millions)	$ 45	$ 106	(58%)	$ 154
Segment EBITDA ($ millions)	$ 119	$ 148	(20%)	$ 182
Capital expenditures ($ millions)	$ 34	$ 66	(48%)	$ 66
Minesite sustaining	$ 34	$ 66	(48%)	$ 66
Minesite expansion	-	-	-	-

Financial Results

Segment EBIT for 2015 was 58% lower than the prior year primarily due to a lower realized gold price and a reduction in sales volume, partially offset by a decrease in the cost of sales.

In 2015, gold production was 2% lower than the prior year primarily due to lower recoveries combined with a decrease in ore tonnes processed resulting from decreased throughput. The decreased throughput was due to increased maintenance time on the SAG mill as well as operational downtime as a result of issues relating to the conveyor and lube system. This was partially offset by improved ore grades when compared to 2014.

We made a commitment towards continuous improvement of our cost structure by focusing our efforts on improving mine grade through full potential pit sequencing initiatives combined with focused grade control practices, delivering positive grade reconciliation against ore reserves. In 2015, cost of sales was 1% lower than the prior year primarily due to the devaluation of the Australian dollar combined with lower operating costs resulting from lower fuel and power costs. Cash costs were $65 per ounce lower than the prior year primarily due to the reduction in cost of sales, partially offset by a reduction in capitalized stripping costs and the impact of lower sales volume on unit production costs. All-in sustaining costs decreased by $151 per ounce from the prior year reflecting the impact of the lower cash costs combined with a decrease in minesite sustaining capital expenditures.

In 2015, capital expenditures decreased by 48% compared to the prior year primarily due to a reduction in capitalized stripping costs at Golden Pike combined with the completion of an emissions reduction program in early 2015.

Outlook

At Kalgoorlie we expect 2016 production to be in the range of 350 to 365 thousand ounces (Barrick’s share), higher than 2015 production levels. The total ore processed in 2016 is expected to be higher than 2015 and an increase in head grade is expected to result in higher production levels. We are also expecting an increase in sales in 2016, resulting in lower cash costs and all-in sustaining costs. Kalgoorlie’s mine plan reflects a slightly lower mined grade from Golden Pike in the open pit and an associated lower feed grade and mill recovery, partially offset by higher processed tonnes due to an increase in throughput rates in the Fimiston circuit.

BARRICK YEAR-END 2015	62	MANAGEMENT’S DISCUSSION AND ANALYSIS

In 2016, we expect cash costs to be in the range of $610 to $630 per ounce and all-in sustaining costs to be in the range of $670 to $700 per ounce, lower than 2015, mainly due to the expected decrease in the AUD:USD exchange rate, lower mining costs due to the fall in the price of diesel and reduced sustaining capital expenditures in 2016.

Acacia Mining plc1, Africa

100% basis Summary of Operating Data			For the years ended December 31
	2015	2014	% Change	2013
Total tonnes mined (000s)	41,390	41,684	(1%)	54,100
Ore tonnes processed (000s)	9,268	8,413	10%	7,980
Average grade (grams/tonne)	2.80	3.00	(7%)	2.86
Gold produced (000s/oz)	732	719	2%	641
Gold sold (000s/oz)	721	704	2%	650
Cost of sales ($ millions)[2]	$ 837	$ 693	21%	$ 756
Cash costs (per oz)	$ 772	$ 732	5%	$ 812
All-in sustaining costs (per oz)	$ 1,112	$ 1,105	1%	$ 1,346
All-in costs (per oz)	$ 1,111	$ 1,190	(7%)	$ 1,519
Summary of Financial Data			For the years ended December 31
	2015	2014	% Change	2013
Segment EBIT ($ millions)	($ 1)	$ 191	(101%)	$ 115
Segment EBITDA ($ millions)	$ 142	$ 320	(56%)	$ 275
Capital expenditures ($ millions)	$ 177	$ 251	(29%)	$ 385
Minesite sustaining	$ 178	$ 195	(9%)	$ 272
Minesite expansion	($ 1)	$ 56	(102%)	$ 113

[1]	Formerly African Barrick Gold plc.
[2]	Cost of sales includes $109 million of impairments relating to supplies inventory and the long-term stockpile.

Financial Results

Segment EBIT for 2015 was 101% lower than the prior year primarily due to a lower realized gold price combined with an increase in cost of sales, partially offset by an increase in sales volume.

In 2015, gold production was 2% higher than the prior year primarily due to an increase in production at Bulyanhulu and North Mara, partially offset by decreased production at Buzwagi. In 2015, production at Bulyanhulu increased 17% compared to the prior year primarily due to increased production from the new CIL plant, which was commissioned in fourth quarter 2014, combined with higher recoveries as a result of improvements in the elution circuit, partially offset by slightly lower grade from the underground. The increased production at North Mara in 2015 was primarily due to increased grades from the underground combined with marginally improved throughput and recoveries, partially offset by the mining of lower grade ore from the Nyabirama pit and moving away from the main higher grade ore zone of the Gokona pit. Production at Buzwagi decreased 19% compared to the prior year primarily due to a reduction in grade as the mine focused its efforts in 2015 on movement of waste in order to open access to higher grade areas of the pit to be mined in 2016.

Cost of sales for 2015 was 21% higher than the prior year primarily due to a decrease in capitalized development and stripping costs combined with an increase in contractor services costs. This was partially offset by lower labor costs as a result of headcount reductions, the impact of the devaluation of the Tanzanian shilling on local labor costs, and lower energy and fuel costs due to a decrease in fuel prices. Cash costs per ounce were 5% higher than the prior year primarily

BARRICK YEAR-END 2015	63	MANAGEMENT’S DISCUSSION AND ANALYSIS

reflecting the higher cost of sales, partially offset by the impact of higher sales volume on unit production costs. All-in sustaining costs were 1% higher than the prior year as the higher cash costs were partially offset by a decrease in minesite sustaining capital expenditures.

In 2015, capital expenditures decreased by 29% compared to the prior year. The decreases were primarily due to a reduction in minesite expansion capital expenditures attributable to lower costs relating to the CIL plant, which was commissioned in fourth quarter 2014, combined with a decrease in minesite sustaining capital expenditures arising from a reduction in capitalized stripping costs.

Outlook

We expect Acacia’s 2016 gold production to be in the range of 480 to 500 thousand ounces (Barrick’s share), which is higher than 2015 production levels. Acacia’s production is expected to be higher than 2015 mainly due to an expected increase at Buzwagi due to improved access to the main ore body from second quarter 2016 combined with an expected increase in production at North Mara as the Gokona underground is fully ramped up and a second access portal is developed to provide additional flexibility. At Bulyanhulu production is expected to be in line with 2015 production levels as a result of realizing the benefit of operational improvements made over the past two years, including the mechanization of the mine and increase in workforce productivity.

In 2016, we expect cash costs to be in the range of $670 to $700 per ounce, which is lower than 2015 cash costs of $772 per ounce, primarily due to further cost reductions at Bulyanhulu. All-in sustaining costs are expected to be $950 to $980 per ounce, which is lower compared to 2015 mainly due to a reduction in sustaining capital in 2016.

BARRICK YEAR-END 2015	64	MANAGEMENT’S DISCUSSION AND ANALYSIS

Zaldívar, Chile1

Summary of Operating Data			For the years ended December 31
	2015	2014	% Change	2013
Copper produced (millions of lbs)	218	222	(2%)	279
Copper sold (millions of lbs)	215	222	(3%)	279
Cost of sales ($ millions)	$ 424	$ 488	(13%)	$ 545
C1 cash costs (per lb)	$ 1.74	$ 1.79	(3%)	$ 1.65
All-in sustaining costs (per lb)[2]	$ 2.11	$ 2.30	(8%)	$ 1.98
Summary of Financial Data			For the years ended December 31
	2015	2014	% Change	2013
Segment EBIT ($ millions)	$ 104	$ 224	(54%)	$ 436
Segment EBITDA ($ millions)	$ 154	$ 297	(48%)	$ 520
Capital expenditures ($ millions)	$ 85	$ 111	(23%)	$ 80
Minesite sustaining	$ 85	$ 111	(23%)	$ 80
Minesite expansion	-	-	-	-
Project capex	-	-	-	-

1 Zaldívar is presented on a 100% basis until November 30, 2015 and a 50% basis thereafter.

2 This is a non-GAAP financial performance measure; for further information and a detailed reconciliation, please see pages 70 - 78 of this MD&A.

Financial Result

Segment EBIT for 2015 was 54% lower than the prior year primarily due to a lower realized copper price combined with a decrease in sales volume resulting from the divestment of 50% of our ownership in Zaldívar that was completed on December 1, 2015, partially offset by a decrease in cost of sales.

In 2015, copper production was 2% lower than the prior year primarily due to lower production from the heap leach as a result of a severe rain event at the end of first quarter 2015 and subsequent flooding at the mine, which negatively impacted production in the first half of the year. The decrease in 2015 also reflects the lower production attributable to Barrick as a result of the divestment that occurred on December 1, 2015.

Cost of sales for 2015 was 13% lower than the prior year primarily due to a reduction in consumable costs resulting mainly from a decline in fuel prices and power costs combined with a decrease in depreciation expense resulting from the impact of ceasing depreciation of the Zaldívar assets upon reclassifying them as held-for-sale in third quarter 2015, partially offset by an increase in capitalized stripping costs. In 2015, C1 cash costs were 3% lower than the prior year primarily due to the lower cost of sales, partially offset by the impact of lower sales volume on unit production costs. All-in sustaining costs per pound were $0.19 per pound lower compared to the prior year, primarily reflecting the effect of the above factors on C1 cash costs combined with the decrease in minesite sustaining capital expenditures.

In 2015, capital expenditures decreased by 23% compared to the prior year primarily due to a reduction in minesite sustaining capital expenditures due to the deferral of expenditures, partially offset by an increase of capitalized stripping costs.

Outlook

At Zaldívar, copper production is expected to be in the range of 100 to 120 million pounds (Barrick’s share), at C1 cash costs in the range of $1.70 to $1.90 per pound and all-in sustaining costs per pound of $2.20 to $2.40 per pound. As a result of the divestment, effective December 1, 2015, Zaldívar is accounted for using the equity method of accounting.

BARRICK YEAR-END 2015	65	MANAGEMENT’S DISCUSSION AND ANALYSIS

Lumwana, Zambia

Summary of Operating Data			For the years ended December 31
	2015	2014	% Change	2013
Copper produced (millions of lbs)	287	214	34%	260
Copper sold (millions of lbs)	295	213	38%	240
Cost of sales ($ millions)	$ 440	$ 470	(6%)	567
C1 cash costs (per lb)	$ 1.72	$ 2.08	(17%)	2.29
All-in sustaining costs (per lb)[1]	$ 2.42	$ 3.15	(23%)	$ 2.81
Summary of Financial Data			For the years ended December 31
	2015	2014	% Change	2013
Segment EBIT ($ millions)	$ 53	$ 40	33%	$ 87
Segment EBITDA ($ millions)	$ 113	$ 138	(18%)	$ 188
Capital expenditures ($ millions)	$ 99	$ 181	(45%)	$ 262
Minesite sustaining	$ 99	$ 181	(45%)	$ 262
Minesite expansion	-	-	-	-
Project capex	-	-	-	-

1 This is a non-GAAP financial performance measure; for further information and a detailed reconciliation, please see pages 70 - 78 of this MD&A.

Financial Results

Segment EBIT for 2015 was 33% higher than the prior year primarily due to an increase in sales volume resulting from the mill shutdown that occurred in second quarter 2014 as a result of the partial collapse of the terminal end of the main conveyor that negatively impacted production combined with a decrease in cost of sales, partially offset by a lower realized copper price.

In 2015, copper production was 34% higher than the prior year primarily due to the conveyor collapse mentioned above combined with improved wet weather preparation in the mine and an increase in operating efficiency compared to the prior year.

Cost of sales for 2015 was 6% lower than the prior year primarily due to cost saving initiatives and improvements in operating efficiencies resulting in lower mining and maintenance costs, as well as a decrease in depreciation expense resulting from the impairment charge taken in 2014 combined with the impact of the devaluation of the Zambian kwacha in 2015. In 2015, C1 cash costs were 17% lower than the prior year primarily reflecting the impact of increased sales volume on unit production costs and a continued positive trend in mining and processing efficiency resulting in a lower unit cost. All-in sustaining costs per pound were $0.73 per pound lower than the prior year primarily reflecting the lower C1 cash costs combined with a decrease in minesite sustaining capital expenditures.

In 2015, capital expenditures decreased by 45% compared to the prior year due to a reduction in capitalized stripping costs combined with the deferral of minesite sustaining expenditures.

In July 2015, the Zambian government passed amendments to the country’s mining tax regime that replaced the recently adopted 20 percent gross royalty on open pit mines with a nine percent royalty, along with the reintroduction of a 30 percent corporate income tax, a 50% of taxable income limitation on the utilization of tax loss carryforwards, and a 15 percent variable profits tax. In third quarter 2015, we evaluated the potential for a reversal of previous impairments recorded in fourth quarter 2014. The current mine plan, lower short-term copper prices and a higher observable discount rate offset the lower royalty rate and therefore no impairment reversal is required at the current time.

Also in second quarter 2015, the Zambian power authority (“ZESCO”) announced a reduction to power generation necessitated by the low water levels in its reservoirs as a result of the poor rainfall experienced during the recent rainy season. We continue to focus on power usage efficiencies and are working closely with ZESCO to manage the power usage

BARRICK YEAR-END 2015	66	MANAGEMENT’S DISCUSSION AND ANALYSIS

within the monthly power cap. This has minimized the impact of power restrictions on operational production in both the mining and processing areas.

Outlook

At Lumwana copper production is expected to be in the range of 270 to 290 million pounds, in line with 2015 production levels, primarily due to an increase in expected total tonnes mined and ore tonnes processed, partially offset by a decrease in expected grade compared to the prior year.

C1 cash costs are expected to be $1.35 to $1.60 per pound, compared to $1.72 per pound in 2015, and all-in sustaining costs are expected to be in the range of $1.90 to $2.20 per pound, compared to $2.42 for 2015. C1 cash costs are expected to be lower than 2015 due to cost reductions and improvements in equipment productivities, and the impact of favorable exchange rate movements in the local currency. All-in sustaining costs are expected to be lower than 2015 due to the cost reductions combined with a lower royalty rate than the 20% rate experienced in the first half of 2015.

COMMITMENTS AND CONTINGENCIES

Litigation and Claims

We are currently subject to various litigation proceedings as disclosed in note 35 to the Financial Statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

Contractual Obligations and Commitments

Payments due As at December 31, 2015
($ millions)	2016	2017	2018	2019	2020	2021 and thereafter	Total
Debt[1]
Repayment of principal	$ 162	$ 123	$ 744	$ 594	$ 503	$ 7,766	$ 9,892
Capital leases	41	37	30	16	9	20	153
Interest	535	535	530	470	436	5,827	8,333
Provisions for environmental rehabilitation[2]	80	60	57	98	104	1,833	2,232
Operating leases	36	33	28	20	14	30	161
Restricted share units	11	21	4	5	-	-	41
Pension benefits and other post-retirement benefits	20	20	20	20	20	371	471
Derivative liabilities[3]	160	70	32	2	-	-	264
Purchase obligations for supplies and consumables[4]	518	226	137	83	73	114	1,151
Capital commitments[5]	94	8	6	4	4	4	120
Social development costs[6]	10	2	3	3	3	198	219
Total	$ 1,667	$ 1,135	$ 1,591	$ 1,315	$ 1,166	$ 16,163	$ 23,037

[1]

Debt and Interest - Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. The debt and interest amounts include 100% of the Pueblo Viejo financing, even though our attributable share is 60 percent of this total, consistent with our ownership interest in the mine. We are not required to post any collateral under any debt obligations. Projected interest payments on variable rate debt were based on interest rates in effect at December 31, 2015. Interest is calculated on our long-term debt obligations using both fixed and variable rates.

[2]	Provisions for Environmental Rehabilitation - Amounts presented in the table represent the undiscounted uninflated future payments for the expected cost of provisions for environmental rehabilitation.
[3]

Derivative Liabilities - Amounts presented in the table relate to derivative contracts disclosed under note 24C to the Financial Statements. Payments related to derivative contracts may be subject to change given variable market conditions.

[4]	Purchase Obligations for Supplies and Consumables - Includes commitments related to new purchase obligations to secure a supply of acid, tires and cyanide for our production process.
[5]	Capital Commitments - Purchase obligations for capital expenditures include only those items where binding commitments have been entered into.
[6]	Social Development Costs - Includes Pascua-Lama’s commitment related to the potential funding of a power transmission line in Argentina of $114 million, which is not expected to be paid prior to 2021.

BARRICK YEAR-END 2015	67	MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF QUARTERLY RESULTS

Quarterly Information1

	2015				2014
($ millions, except where indicated)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$2,238	$ 2,315	$ 2,231	$ 2,245	$ 2,510	$ 2,624	$ 2,458	$ 2,647
Realized price per ounce - gold[2]	1,105	1,125	1,190	1,219	1,204	1,285	1,289	1,285
Realized price per pound - copper[2]	2.16	2.18	2.66	2.55	2.91	3.09	3.17	3.03
Cost of sales	1,768	1,742	1,689	1,708	1,799	1,681	1,631	1,719
Net earnings (loss)	(2,622)	(264)	(9)	57	(2,851)	125	(269)	88
Per share (dollars)[2,3]	(2.25)	(0.23)	(0.01)	0.05	(2.45)	0.11	(0.23)	0.08
Adjusted net earnings[2]	91	131	60	62	174	222	159	238
Per share (dollars)[2,3]	0.08	0.11	0.05	0.05	0.15	0.19	0.14	0.20
Operating cash flow	698	1,255	525	316	371	852	488	585
Free cash flow[2]	$387	$ 866	$ 26	($ 198)	($ 176)	$ 199	($ 128)	($ 31)

[1]	Sum of all the quarters may not add up to the annual total due to rounding.
[2]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.
[3]

Realized price, adjusted net earnings, adjusted EPS and adjusted operating cash flow are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please see pages 70 - 78 of this MD&A.

Our recent financial results reflect a trend of declining spot gold prices, and as a result of an emphasis on cost control and maximizing free cash flow, costs have also decreased. Our adjusted net earnings and operating cash flow levels have fluctuated with gold and copper realized prices and production levels each quarter. In fourth quarter 2015, we recorded asset and goodwill impairments of $2.6 billion (net of tax effects and non-controlling interests), primarily related to our Pueblo Viejo, and Goldstrike mines and Pascua-Lama project. In third quarter 2015, we recorded a goodwill impairment charge of $476 million relating to our Zaldívar mine upon reclassification of the mine’s net assets as held-for-sale as the agreed selling price is lower than previously recognized carrying values. In fourth quarter 2014, we recorded asset and goodwill impairments of $2.8 billion (net of tax effects and non-controlling interests), primarily at Lumwana, Zaldívar and Cerro Casale. The net loss in second quarter 2014 reflected asset and goodwill impairment charges of $514 million relating to Jabal Sayid as a result of classifying the project as held-for-sale.

Fourth Quarter Results

In fourth quarter 2015, we reported a net loss and adjusted net earnings of $2.6 billion and $91 million, respectively, compared to a net loss and adjusted net earnings of $2.9 billion and $174 million, respectively, in fourth quarter 2014. The net loss in fourth quarter 2015 reflects the recording of $2.6 billion (net of tax effects and non-controlling interests) in impairment charges compared to impairment charges of $2.8 billion (net of tax effects and non-controlling interests) recorded in fourth quarter 2014.

The lower net loss reflects an increase in gold sales volume and lower cost of sales in fourth quarter 2015 combined with the recognition of lower impairment charges compared to the same prior year period. The decrease in adjusted net earnings reflects the lower realized gold and copper prices and decrease in copper sales volume in fourth quarter 2015 compared to the same prior year period. This was partially offset by an increase in gold sales volumes compared to fourth quarter 2014.

In fourth quarter 2015, gold and copper sales were 1.64 million ounces and 132 million pounds, respectively, compared to 1.57 million ounces and 139 million pounds, respectively, in fourth quarter 2014. Revenues in fourth quarter 2015 were lower than the same prior year period, reflecting lower market prices for gold and copper and lower copper sales volumes. In fourth quarter 2015, cost of sales was $1.7 billion, a decrease of $31 million compared to the same prior year period, reflecting lower direct mining costs, partially offset by an increase in depreciation expense. Cash costs were $547 per ounce, a decrease of $81 per ounce, primarily due to higher production levels combined with the lower direct mining costs. C1 cash costs were $1.66 per pound for copper, a decrease of $0.12 per pound from the same prior year period due to lower direct mining costs and lower depreciation expense.

In fourth quarter 2015, operating cash flow was $698 million, up 88% from the same prior year period. The increase in operating cash flow primarily reflects a decrease in income tax payments, partially offset by lower realized gold and copper prices.

BARRICK YEAR-END 2015	68	MANAGEMENT’S DISCUSSION AND ANALYSIS

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Internal control over financial reporting is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. The Company’s internal control over financial reporting framework includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

Disclosure controls and procedures form a broader framework designed to ensure that other financial information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in this MD&A and Barrick’s Annual Report. The Company’s disclosure controls and procedures framework includes processes designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities to allow timely decisions regarding required disclosure.

Together, the internal control over financial reporting and disclosure controls and procedures frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

The management of Barrick, at the direction of our President and Chief Financial Officer, evaluated the effectiveness of the design and operation of internal control over financial reporting as of the end of the period covered by this report based on the framework and criteria established in Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on that evaluation, Management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2015.

Barrick’s annual management report on internal control over financial reporting and the integrated audit report of Barrick’s auditors for the year ended December 31, 2015 will be included in Barrick’s 2015 Annual Report and its 2015 Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities.

IFRS CRITICAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, as modified by revaluation of certain financial assets, derivative contracts and post-retirement assets. Our significant accounting policies are disclosed in note 2 of the consolidated financial statements, including a summary of current and future changes in accounting policies.

Critical Accounting Estimates and Judgments

Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Our significant accounting judgments, estimates and assumptions are disclosed in note 3 of the accompanying financial statements.

BARRICK YEAR-END 2015	69	MANAGEMENT’S DISCUSSION AND ANALYSIS

NON-GAAP FINANCIAL PERFORMANCE MEASURES

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings is a non-GAAP financial measure which excludes the following from net earnings:

●	Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments;
●	Gains/losses and other one-time costs relating to acquisitions/dispositions;
●	Foreign currency translation gains/losses;
●	Significant tax adjustments not related to current period earnings;
●	Costs related to restructuring/severance arrangements, care and maintenance and demobilization costs, and other expenses not related to current operations;
●	Unrealized gains/losses on non-hedge derivative instruments; and
●	Change in the measurement of the provision for environmental rehabilitation (“PER”) at closed sites.

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because tax adjustments not related to the current period; impairment charges, gains/losses and other one-time costs relating to asset acquisitions/dispositions and business combinations; and project costs related to restructuring/severance arrangements, project care and maintenance and demobilization costs, do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. We also adjust for changes in PER discount rates relating to our closed sites as they are not related to our current operating sites and not necessarily indicative of underlying results. Furthermore, foreign currency translation gains/losses and unrealized gains/losses from non-hedge derivatives are not necessarily reflective of the underlying operating results for the reporting periods presented.

As noted, we use this measure for internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect potential impairment charges, potential gains/losses on the acquisition/disposition of assets, foreign currency translation gains/losses, or unrealized gains/losses on non-hedge derivatives. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of Management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure.

BARRICK YEAR-END 2015	70	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Net Earnings to Adjusted Net Earnings and Adjusted Net Earnings per Share1

($ millions, except per share amounts in dollars)	For the years ended December 31			For the three months ended December 31
	2015	2014	2013	2015	2014
Net earnings (loss) attributable to equity holders of the Company	$ (2,838)	($ 2,907)	($ 10,366)	$ (2,622)	($ 2,851)
Impairment charges related to intangibles, goodwill, property, plant and equipment, and investments[2]	3,119	3,394	11,536	2,639	2,848
Acquisition/disposition (gains)/losses[3]	(263)	(48)	442	(183)	(13)
Foreign currency translation (gains)/losses[4]	177	169	233	186	(17)
Tax adjustments[5]	59	(49)	297	47	63
Other expense adjustments[6]	81	97	483	23	6
Unrealized losses/(gains) on non-hedge derivative instruments[7]	9	137	(56)	1	138
Adjusted net earnings	$ 344	$ 793	$ 2,569	$ 91	$174
Net earnings (loss) per share[8]	(2.44)	(2.50)	(10.14)	(2.25)	(2.45)
Adjusted net earnings per share[8]	0.30	0.68	$2.51	0.08	0.15

[1]	Amounts presented in this table are after-tax and net of non-controlling interest.
[2]

Impairment charges for the three months and year ended December 31, 2015 is presented net of tax and non-controlling interest ($767) million and ($779) million benefit, respectively (2014: ($716) million and ($712) million benefit, respectively; 2013: ($1,150) million benefit).

[3]

Acquisition/disposition losses for the three months and year ended December 31, 2015 is presented net of tax and non-controlling interest $77 million and $76 million expense, respectively (2014: nil and $2 million expense, respectively; 2013: ($38) million benefit).

[4]

Foreign currency translation losses for the three month and year ended December 31, 2015 is presented net of tax and non-controlling interest $11 million expense and ($5) million benefit, respectively (2014: ($6) million and ($8) million benefit, respectively; 2013: $4 million expense).

[5]	Tax adjustments for the three months and year ended December 31, 2015 is presented net of non-controlling interest $5 million and $13 million, respectively (2014: nil; 2013: $135 million).
[6]

Other expense adjustments for the three months and year ended December 31, 2015 is presented net of tax and non-controlling interest ($17) million and ($53) million benefit, respectively (2014: ($3) million and ($22) million benefit, respectively; 2013: ($76) million benefit).

[7]

Unrealized losses/(gains) on non-hedge derivative instruments for the three months and year ended December 31, 2015 is presented net of tax and non-controlling interest ($5) million and ($3) million benefit, respectively (2014: ($45) million and ($44) million benefit, respectively; 2013: ($6) million benefit).

[8]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Free Cash Flow

Free cash flow is a measure which excludes capital expenditures from operating cash flow. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash.

Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

Reconciliation of Operating Cash Flow to Free Cash Flow

($ millions)	For the years ended December 31			For the three months ended December 31
	2015	2014	2013	2015	2014
Operating cash flow	$ 2,794	$ 2,296	$ 4,239	$ 698	$ 371
Settlement of currency and commodity contracts	-	-	64	-	-
Non-recurring tax payments	-	-	56	-	-
Adjusted operating cash flow	$ 2,794	$ 2,296	$ 4,359	$ 698	$ 371
Capital expenditures	(1,713)	(2,432)	(5,501)	(311)	(547)
Free cash flow	$ 1,081	($ 136)	($ 1,142)	$ 387	($ 176)

BARRICK YEAR-END 2015	71	MANAGEMENT’S DISCUSSION AND ANALYSIS

Cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound

Beginning with our 2012 Annual Report, we adopted a non-GAAP “all-in sustaining costs per ounce” measure based on the expectation that the World Gold Council (“WGC”) (a market development organization for the gold industry comprised of and funded by 18 gold mining companies from around the world, including Barrick) was developing a similar metric. The WGC is not a regulatory organization. In June 2013, the WGC published its definition of “adjusted operating costs”, “all-in sustaining costs” and also a definition of “all-in costs” and in second quarter 2013, Barrick voluntarily adopted the definition of these metrics. The “all-in sustaining costs” measure is similar to our presentation in reports prior to second quarter 2013, with the exception of the classification of sustaining capital. In our previous calculation, certain capital expenditures were presented as mine expansion projects, whereas they meet the definition of sustaining capital expenditures under the WGC definition, and therefore these expenditures have been reclassified as sustaining capital expenditures. Starting in fourth quarter 2014, the non-GAAP “adjusted operating costs” was renamed “cash costs”. The manner in which this measure is calculated was not changed.

Our “all-in costs” measure starts with “all-in sustaining costs” and adds additional costs which reflect the varying costs of producing gold over the life-cycle of a mine, including: non-sustaining capital expenditures (capital expenditures at new projects and capital expenditures at existing operations related to projects that significantly increase the net present value of the mine and are not related to current production) and other non-sustaining costs (primarily exploration and evaluation (“E&E”) costs, community relations costs and general and administrative costs that are not associated with current operations). This definition recognizes that there are different costs associated with the life-cycle of a mine, and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs. We believe that our use of “all-in sustaining costs” and “all-in costs” will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. Due to the capital intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine. In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently we believe these measures are useful non-GAAP operating metrics and supplement our IFRS disclosures. These measures are not representative of all of our cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization.

“All-in sustaining costs” and “all-in costs” are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently.

In addition to presenting these metrics on a by-product basis, we have calculated these metrics on a co-product basis. Our co-product metrics remove the impact of other metal sales that are produced as a by-product of our gold production from cost per ounce calculations, but does not reflect a reduction in costs for costs associated with other metal sales.

We believe that C1 cash costs per pound enables investors to better understand the performance of our copper operations in comparison to other copper producers who present results on a similar basis. C1 cash costs per pound excludes royalties and non-routine charges as they are not direct production costs. Starting in this MD&A, we have replaced the non-GAAP measure “C3 fully allocated costs per pound” for our copper mines with “all-in sustaining costs per pound”. Similar to the gold all-in sustaining costs metric, management uses this to better evaluate the costs of copper production. We believe this change will enable investors to better understand the operating performance of our copper mines as this measure reflects all of the sustaining expenditures incurred in order to produce copper. All-in sustaining costs per pound includes C1 cash costs, corporate general and administrative costs, minesite exploration and evaluation costs, royalties, environmental rehabilitation costs and write-downs taken on inventory to net realizable value.

BARRICK YEAR-END 2015	72	MANAGEMENT’S DISCUSSION AND ANALYSIS

    Reconciliation of Gold Cost of Sales to Cash costs per ounce, All-in sustaining costs per ounce and All-in costs per ounce

($ millions, except per ounce information in dollars)		For the years ended December 31			For the three months ended December 31

	Reference	2015	2014	2013	2015	2014
Cost of sales	A	$ 5,897	$ 5,794	$ 6,220	$ 1,573	$ 1,508
Cost of sales applicable to non-controlling interests[1]	B	(620)	(514)	(387)	(174)	(132)
Cost of sales applicable to ore purchase arrangement		-	-	(46)	-	-
Cost of sales applicable to power sales	C	(32)	(72)	(15)	(6)	(17)
Other metal sales	D	(169)	(183)	(189)	(40)	(45)
Realized (gains)/losses on hedge and non-hedge	E	128	(8)	(20)	51	4
Non-recurring items[2]		(151)	-	-	(90)	-
Treatment and refinement charges	F	14	11	6	4	3
Total production costs		$ 5,067	$ 5,028	$ 5,569	$ 1,318	$ 1,321
Depreciation	G	($ 1,441)	($ 1,267)	($ 1,453)	($ 424)	($ 332)
Impact of Barrick Energy	H	-	-	(57)	-	-
Cash costs		$ 3,626	$ 3,761	$ 4,059	$ 894	$ 989
General & administrative costs	I	180	299	298	44	81
Rehabilitation - accretion and amortization (operating sites)	J	132	123	136	23	29
Mine on-site exploration and evaluation costs	K	39	20	61	9	6
Mine development expenditures[3]	L	549	653	1,101	88	141
Sustaining capital expenditures[3]	L	522	569	904	142	208
All-in sustaining costs		$ 5,048	$ 5,425	$ 6,559	$ 1,200	$ 1,454
Community relations costs not related to current operations	M	12	29	23	(1)	19
Rehabilitation - accretion and amortization not related to current operations	J	12	11	10	3	3
Exploration and evaluation costs (non-sustaining)	K	114	152	117	23	44
Non-sustaining capital expenditures[3]
Pascua-Lama	L	(81)	195	1,998	(81)	103
Cortez	L	47	19	132	5	5
Goldstrike thiosulfate project	L	33	287	223	-	65
Bulyanhulu CIL	L	(1)	29	83	-	4
Pueblo Viejo	L	-	-	29	-	-
Hemlo	L	39	-	-	1	-
Arturo	L	80	14	-	24	-
Other	L	16	27	24	2	22
All-in costs		$ 5,319	$ 6,188	$ 9,198	$ 1,176	$ 1,719
Ounces sold - consolidated basis (000s ounces)		6,793	6,960	7,604	1,801	1,741
Ounces sold - non-controlling interest (000s ounces)[1]		(709)	(676)	(430)	(165)	(169)
Ounces sold - equity basis (000s ounces)		6,083	6,284	7,174	1,636	1,572
Total production costs per ounce[4]		$ 833	$ 800	$ 776	$ 806	$ 839
Cash costs per ounce[4]		$ 596	$ 598	$ 566	$ 547	$ 628
Cash costs per ounce (on a co-product basis)[4,5]		$ 619	$ 618	$ 589	$ 566	$ 648
All-in sustaining costs per ounce[4]		$ 831	$864	$ 915	$ 733	$ 925
All-in sustaining costs per ounce (on a co-product basis)[4,5]		$ 854	$ 884	$ 938	$ 752	$ 945
All-in costs per ounce[4]		$ 876	$ 986	$ 1,282	$ 719	$ 1,094
All-in costs per ounce (on a co-product basis)[4,5]		$ 899	$ 1,006	$ 1,305	$ 738	$ 1,114

[1]	Amounts represent our share of capital expenditures.
[2]

Non-recurring items consist of $10 million of severance costs from the closure of our Golden Sunlight mine, $116 million of costs arising from a change in our supplies inventory obsolescence provision and inventory impairments at Buzwagi, and $24 million in abnormal costs at Pueblo Viejo and at Veladero. These costs are not indicative of our cost of production and have been excluded from the calculation of cash costs.

[3]	Amounts represent our share of capital expenditures.
[4]	Total production costs, cash costs, all-in sustaining costs, and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.
[5]

Amounts presented on a co-product basis remove the impact of other metal sales (net of non-controlling interest) from cost per ounce calculations that are produced as a by- product of our gold production.

BARRICK YEAR-END 2015	73	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)		For the years ended December 31			For the three months ended December 31
		2015	2014	2013	2015	2014
	References
A	Cost of sales - gold
	Cost of sales (statement of income)	$ 6,907	$ 6,830	$ 7,329	$ 1,768	$ 1,799
	Less: cost of sales - copper	(834)	(951)	(1,098)	(136)	(272)
	Direct mining, royalties and community relations	730	787	926	112	221
	Depreciation	104	171	188	24	53
	Hedge gains	-	(7)	(16)	-	(2)
	Add: Barrick Energy depreciation	-	-	43	-	-
	Less: cost of sales - non-operating sites	-	(11)	(6)	-	(4)
	Less: cost of sales - corporate	(176)	(74)	(48)	(59)	(15)
	Total Cost of Sales - Gold	$ 5,897	5,794	$ 6,220	$ 1,573	1,508

B	Cost of sales applicable to non-controlling interests
	Cost of sales applicable to Acacia (Note 5)
	Direct mining, royalties and community relations	$ 694	$ 564	$ 596	$ 259	$ 158
	Depreciation	143	129	160	44	35
	Total related to Acacia	$ 837	$ 693	$ 756	$ 303	$ 193
	Portion attributable to non-controlling interest	$ 291	$ 225	$ 192	$ 107	$ 66
	Cost of sales applicable to Pueblo Viejo (Note 5)
	Direct mining, royalties and community relations	$ 627	$ 642	$ 420	$ 142	$ 156
	Depreciation	277	243	139	55	56
	Total related to Pueblo Viejo	$ 904	$ 885	$ 559	$ 197	$ 212
	Portion attributable to non-controlling interest	$ 329	$ 289	$ 195	$67	$66
	Cost of sales applicable to non-controlling interests	$ 620	$ 514	$ 387	$ 174	$ 132

C	Cost of sales applicable to power sales

Equal to the cost of sales related to power sales from our Pueblo Viejo mine that are included in consolidated cost of sales but excluded from cash costs. These figures cannot be tied directly to the financial statements or notes.

D	Other metal sales

By-product revenues from metals produced in conjunction with gold are deducted from the costs incurred to produce gold (Note 6). By product revenues from metals produced net of copper, power revenues and non-controlling interest for the three months and year ended December 31, 2015 were $23 million and $98 million, respectively (2014: $30 million and $125 million, respectively; 2013: $150 million).

E	Realized gains/losses on hedge and non-hedge
	Realized (gains)/losses on non-hedge derivatives	$ 22	($ 8)	($ 20)	$ 11	$ 4
	Realized (gains)/losses on hedge derivatives	106	-	-	40	-
	Realized (gains)/losses on hedge and non-hedge	$ 128	($ 8)	($ 20)	$ 51	$ 4

F	Treatment and refinement charges
	Treatment and refinement charges, which are recorded against concentrate revenues, for the three months and year ended December 31, 2015 were $4 million and $14 million, respectively (2014: $3 million and $11 million, respectively; 2013: $6 million).

BARRICK YEAR-END 2015	74	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)		For the years ended December 31			For the three months ended December 31

		2015	2014	2013	2015	2014
G	Depreciation - gold
	Depreciation (Note 7)	$ 1,771	$ 1,648	$ 1,732	$ 499	$ 434
	Less: copper depreciation	(104)	(174)	(188)	(24)	(56)
	Less: NCI portion	(168)	(135)	(90)	(37)	(31)
	Add: Barrick Energy	-	-	43	-	-
	Less: Depreciation - corporate assets	(58)	(72)	(44)	(14)	(15)

	Total depreciation - gold	$ 1,441	$ 1,267	$ 1,453	$ 424	$ 332

H	Impact of Barrick Energy
	Revenue related to Barrick Energy	$-	$-	$ 93	$-	$-
	Less: Cost of sales related to Barrick Energy	-	-	(79)	-	-
	Add: Barrick Energy depreciation	-	-	43	-	-

	Impact of Barrick Energy	$-	$-	$ 57	$-	$-

I	General & administrative costs
	Total general & administrative costs (statement of income)	$ 233	$ 385	$ 390	$ 52	$ 102
	Less: non-gold and non-operating general & administrative costs	(23)	(58)	(58)	(4)	(16)
	Less: NCI portion	(15)	(16)	(10)	(3)	(5)
	Add: World Gold Council fees	-	3	8	-	1
	Less: non-recurring items	(15)	(15)	(32)	(1)	(1)

	Total general & administrative costs	$ 180	$ 299	$ 298	$ 44	$ 81

J	Rehabilitation - accretion and amortization

	Includes depreciation (Note 7) on the assets related to rehabilitation provisions of our gold operations of $12 million and $89 million for the three months and year ended December 31, 2015, respectively (2014: $17 million and $72 million, respectively; 2013: $88 million) and accretion (Note 11) on the rehabilitation provision of our gold operations of $14 million and $55 million for the three months and year ended December 31, 2015, respectively (2014: $15 million and $66 million, respectively; 2013: $61 million).

K	Exploration and evaluation costs
	Exploration and evaluation costs (Note 8)	$ 163	$ 184	$ 208	$ 35	$ 54
	Less: exploration and evaluation costs - non-gold & NCI	(10)	(12)	(30)	(3)	(4)

	Total exploration and evaluation costs - gold	$ 153	$ 172	$ 178	$ 32	$ 50
	Exploration & evaluation costs (sustaining)	39	20	61	9	6
	Exploration and evaluation costs (non-sustaining)	114	152	117	23	44

	Total exploration and evaluation costs - gold	$ 153	$ 172	$ 178	$ 32	$ 50

L	Capital expenditures
	Gold segments (Note 5)	$ 1,290	$ 1,708	$ 2,558	$ 250	$ 444
	Pascua-Lama operating unit (Note 5)	(81)	195	2,226	(81)	103
	Other gold projects	116	63	177	36	45

	Capital expenditures - gold	$ 1,325	$ 1,966	$ 4,961	$ 205	$ 592
	Less: NCI portion	(104)	(143)	(288)	(24)	(36)
	Less: capitalized interest (Note 11)	(17)	(30)	(297)	-	(8)

	Total capital expenditures - gold	$ 1,204	$ 1,793	$ 4,494	$ 181	$ 548
	Mine development expenditures	549	653	1,101	88	141
	Sustaining capital expenditures	522	569	904	142	208
	Non-sustaining capital expenditures	133	571	2,489	(49)	199

	Total capital expenditures - gold	$ 1,204	$ 1,793	$ 4,494	$ 181	$ 548

BARRICK YEAR-END 2015	75	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)		For the years ended December 31			For the three months ended December 31
		2015	2014	2013	2015	2014
L	Community relations costs
	Community relations costs (Note 7)	$ 62	$ 76	$ 71	$ 13	$ 24
	Less: community relations costs relating to current operations	(50)	(47)	(48)	(14)	(5)
	Community relations costs not related to current operations	$ 12	$ 29	$ 23	($ 1)	$ 19

Reconciliation of Copper Cost of Sales to C1 cash costs per pound and All-in sustaining costs per pound

	($ millions, except per pound information in dollars)	For the years ended December 31			For the three months ended December 31
		2015	2014	2013	2015	2014
	Cost of sales	$ 814	$ 954	$ 1,100	$ 116	$ 272
	Depreciation/amortization	(109)	(171)	(184)	(23)	(52)
	Treatment and refinement charges	178	120	126	49	42
	Cost of sales applicable to equity method investments[1]	23	-	-	23	-
	Less: royalties	(101)	(39)	(48)	(16)	(14)
	Non-routine charges	-	(1)	5	-	-
	Other metal sales	(1)	(1)	(1)	-	-
	Other[2]	72	(27)	-	72	-
C1	cash cost of sales	$ 876	$ 835	$ 998	$ 221	$ 248
	General & administrative costs	21	40	37	4	$10
	Rehabilitation - accretion and amortization	6	8	11	-	2
	Royalties	101	39	48	16	14
	Mine on-site exploration and evaluation costs	-	1	-	-	-
	Mine development expenditures	126	162	170	31	8
	Sustaining capital expenditures	51	132	173	13	52
	Inventory write-downs	-	1	(5)	-	-
	All-in sustaining costs	$ 1,181	$ 1,218	$ 1,432	$ 285	$ 334
	Pounds sold - consolidated basis (millions pounds)	510	435	519	132	139
	C1 cash cost per pound[3]	$ 1.73	$ 1.92	$ 1.92	$ 1.66	$ 1.78
	All-in sustaining costs per pound[3]	$ 2.33	$ 2.79	$ 2.74	$ 2.15	$ 2.40

[1]

2015 figures include $26 million of costs related to our 50% share of Zaldívar due to the divestment of 50% of our interest in the mine on December 1, 2015 and subsequent accounting as an equity method investment.

[2]

2015 figures include a $50 million insurance recovery related to the conveyor collapse at Lumwana. 2014 figures include $17 million related to copper cathode purchases and $10 million of abnormal costs related to the conveyor collapse at Lumwana. These costs are not indicative of our normal production costs.

[3]	C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.

EBITDA and Adjusted EBITDA

EBITDA is a non-GAAP financial measure, which excludes the following from net earnings:

●	Income tax expense;
●	Finance costs;
●	Finance income; and
●	Depreciation.

Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to: fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.

Adjusted EBITDA removes the effect of “impairment charges”. These charges are not reflective of our ability to generate liquidity by producing operating cash flow and therefore this adjustment will result in a more

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meaningful valuation measure for investors and analysts to evaluate our performance in the period and assess our future ability to generate liquidity.

EBITDA and adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA and adjusted EBITDA differently.

  Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA

($ millions, except per share amounts in dollars)	For the years ended December 31			For the three months ended December 31
	2015	2014	2013	2015	2014
Net earnings (loss)	$ (3,113)	$ (2,959)	($ 10,603)	$ (2,941)	$ (3,040)
Income tax expense	(31)	306	630	(361)	(381)
Finance costs[1]	676	721	589	127	180
Finance income	(13)	(11)	(9)	(7)	(2)
Depreciation	1,771	1,648	1,732	499	434
EBITDA	$ (710)	($ 295)	($ 7,661)	$ (2,683)	($ 2,809)
Impairment charges	3,897	4,106	$ 12,687	3,405	3,564
Adjusted EBITDA	$ 3,187	$ 3,811	$ 5,026	$ 722	$ 755
Reported as:
Cortez	$ 630	$ 648	$ 1,610	$ 257	$ 96
Goldstrike	600	628	693	$ 205	114
Pueblo Viejo	702	912	569	$ 139	197
Lagunas Norte	454	531	602	$ 88	152
Veladero	324	446	522	$ 77	120
Turquoise Ridge	115	156	129	$ 27	30
Porgera	162	164	190	$ 28	31
Kalgoorlie	119	148	182	$ 29	35
Acacia	142	320	275	$ (33)	73
Zaldívar	154	297	519	$ 23	71
Lumwana	113	138	188	$ 75	72
Other	(328)	(577)	(265)	(193)	(236)
Impairment charges	(3,897)	(4,106)	(12,687)	(3,405)	(3,564)
EBITDA	($ 710)	($ 295)	($ 7,473)	($ 2,683)	($ 2,809)
Impairment charges	3,897	4,106	$ 12,687	3,405	3,564
Adjusted EBITDA	$ 3,187	$ 3,811	$ 5,214	$ 722	$ 755
[1]	Finance costs exclude accretion.

Realized Price

Realized price is a non-GAAP financial measure which excludes from sales:

●	Unrealized gains and losses on non-hedge derivative contracts;
●	Unrealized mark-to-market gains and losses on provisional pricing from copper and gold sales contracts;
●	Sales attributable to ore purchase arrangements;
●	Treatment and refining charges; and
●	Export duties.

This measure is intended to enable Management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market values of non-hedge gold and copper derivatives are subject to change each period due to changes in market factors such as market and forward gold and copper prices so that prices ultimately realized may differ from those recorded. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand

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performance based on the realized proceeds of selling gold and copper production.

The gains and losses on non-hedge derivatives and receivable balances relate to instruments/balances that mature in future periods, at which time the gains and losses will become realized. The amounts of these gains and losses reflect fair values based on market valuation assumptions at the end of each period and do not necessarily represent the amounts that will become realized on maturity. We also exclude export duties that are paid upon sale and netted against revenues as well as treatment and refining charges that are paid to the refiner on gold and copper concentrate sales that are netted against revenues. We believe this provides investors and analysts with a more accurate measure with which to compare to market gold prices and to assess our gold sales performance. For those reasons, management believes that this measure provides a more accurate reflection of our past performance and is a better indicator of its expected performance in future periods.

The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure.

Reconciliation of Sales to Realized Price per ounce/pound

				For the years ended December 31
($ millions, except per ounce/pound information in dollars)	Gold			Copper
	2015	2014	2013	2015	2014	2013
Sales	$ 7,813	$ 8,744	$ 10,670	$ 1,002	$ 1,224	$ 1,651
Sales applicable to non-controlling interests	(826)	(851)	(589)	-	-	-
Sales attributable to ore purchase agreements	-	-	(46)	-	-	-
Sales applicable to equity method investments[1]	-	-	-	26	-	-
Realized non-hedge gold/copper derivative (losses) gains	-	1	1	-	(11)	(22)
Treatment and refinement charges	14	11	6	178	120	126
Export duties	34	48	51	-	-	-
Other[2]	-	-	-	-	(17)	-
Revenues - as adjusted	$ 7,035	$ 7,953	$ 10,093	$ 1,206	$ 1,316	$ 1,755
Ounces/pounds sold (000s ounces/millions pounds)	6,083	6,284	7,174	510	435	519
Realized gold/copper price per ounce/pound[3]	$ 1,157	$ 1,265	$ 1,407	$ 2.37	$ 3.03	$ 3.39

[1]	Represents sales applicable to our 50% equity method investment in Zaldívar effective December 1, 2015 and subsequent accounting as an equity method investment.
[2]	Revenue related to copper cathode purchases made in second quarter 2014.
[3]	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

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GLOSSARY OF TECHNICAL TERMS

ALL-IN SUSTAINING COSTS: A measure of cost per ounce/pound for gold/copper. Refer to page 72 of this MD&A for further information and a reconciliation of the measure.

AUTOCLAVE: Oxidation process in which high temperatures and pressures are applied to convert refractory sulfide mineralization into amenable oxide ore.

BY-PRODUCT: A secondary metal or mineral product recovered in the milling process such as silver.

C1 CASH COSTS: A measure of cost per pound for copper. Refer to page 72 of this MD&A for further information and a reconciliation of the measure.

CASH COSTS: A measure of cost per ounce for gold. Refer to page 72 of this MD&A for further information and a reconciliation of the measure.

CONCENTRATE: A very fine, powder-like product containing the valuable ore mineral from which most of the waste mineral has been eliminated.

CONTAINED OUNCES: Represents ounces in the ground before reduction of ounces not able to be recovered by the applicable metallurgical process.

DEVELOPMENT: Work carried out for the purpose of opening up a mineral deposit. In an underground mine this includes shaft sinking, crosscutting, drifting and raising. In an open pit mine, development includes the removal of overburden.

DILUTION: The effect of waste or low-grade ore which is unavoidably included in the mined ore, lowering the recovered grade.

DORÉ: Unrefined gold and silver bullion bars usually consisting of approximately 90 percent precious metals that will be further refined to almost pure metal.

DRILLING:

Core: drilling with a hollow bit with a diamond cutting rim to produce a cylindrical core that is used for geological study and assays. Used in mineral exploration.

In-fill: any method of drilling intervals between existing holes, used to provide greater geological detail and to help establish reserve estimates.

EXPLORATION: Prospecting, sampling, mapping, diamond-drilling and other work involved in searching for ore.

FREE CASH FLOW: A measure that reflects our ability to generate cash flow. Refer to page 71 of this MD&A for a definition.

GRADE: The amount of metal in each tonne of ore, expressed as troy ounces per ton or grams per tonne for precious metals and as a percentage for most other metals.

Cut-off grade: the minimum metal grade at which an ore body can be economically mined (used in the calculation of ore reserves).

Mill-head grade: metal content of mined ore going into a mill for processing.

Recovered grade: actual metal content of ore determined after processing.

Reserve grade: estimated metal content of an ore body, based on reserve calculations.

HEAP LEACHING: A process whereby gold/copper is extracted by “heaping” broken ore on sloping impermeable pads and continually applying to the heaps a weak cyanide solution/sulfuric acid which dissolves the contained gold/copper. The gold/copper-laden solution is then collected for gold/copper recovery.

HEAP LEACH PAD: A large impermeable foundation or pad used as a base for ore during heap leaching.

MERRILL-CROWE PROCESS: A separation technique for removing gold from a cyanide solution.

MILL: A processing facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals.

MINERAL RESERVE: See pages 80 to 85 – Summary Gold/ Copper Mineral Reserves and Mineral Resources.

MINERAL RESOURCE: See pages 80 to 85 – Summary Gold/Copper Mineral Reserves and Mineral Resources.

MINING RATE: Tonnes of ore mined per day or even specified time period.

OPEN PIT: A mine where the minerals are mined entirely from the surface.

ORE: Rock, generally containing metallic or non–metallic minerals, which can be mined and processed at a profit.

ORE BODY: A sufficiently large amount of ore that can be mined economically.

OUNCES: Troy ounces of a fineness of 999.9 parts per 1,000 parts.

RECLAMATION: The process by which lands disturbed as a result of mining activity are modified to support beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings storage facilities, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock and other disturbed areas.

RECOVERY RATE: A term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as a percentage of the material recovered compared to the total material originally present.

REFINING: The final stage of metal production in which impurities are removed from the molten metal.

STRIPPING: Removal of overburden or waste rock overlying an ore body in preparation for mining by open pit methods. Expressed as the total number of tonnes mined or to be mined for each ounce of gold or pound of copper.

TAILINGS: The material that remains after all economically and technically recoverable precious metals have been removed from the ore during processing.

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